Form 10-K, Exhibit 13
period 1995-12-31
PROMUS HOTEL CORP
filed 1996-03-12
CIK 944647

Exhibit 13(1)

                                                                                          Compound
                                                                                            Annual
(In thousands, except percentages and ratios)               1995      1994      1993   Growth Rate
                                                        ------------------------------------------
 OPERATING RESULTS

   Revenues ......................................      $236,020  $222,561  $214,565          4.9%

   Operating income before property transactions..       101,648    91,762    64,758         25.3%

   Operating income ..............................       103,590    92,388    66,103         25.2%

   Income before income taxes and extraordinary
     items .......................................        75,579    63,117    30,795         56.7%

   Net income ....................................        46,579    36,319    16,926         65.9%

   EBITDA(a) .....................................       118,227   104,644    77,281         23.7%


 FINANCIAL POSITION

   Total assets ..................................      $519,809  $413,308  $438,016          8.9%

   Current portion of long-term debt .............           278       533     1,052       (48.6)%

   Long-term debt(b) .............................       229,479   188,725   172,326         15.4%

   Total equity ..................................       167,367   143,008   180,522        (3.7)%


 CASH FLOWS

   Provided by (used in) .........................

      Operating activities .......................      $ 79,035  $ 58,287  $ 54,168

      Investing activities .......................      (104,037)    1,471      (720)

      Financing activities

         Advances from (to) Parent ...............        14,840   (60,975)  (51,367)

         Other ...................................        10,609      (219)     (667)

   Capital expenditures ..........................       115,714    18,379    20,885


 FINANCIAL PERCENTAGES AND RATIOS

   Operating margin before property transactions..          43.1%     41.2%     30.2%

   Operating margin ..............................          43.9%     41.5%     30.8%

   Return on revenues ............................          18.5%     16.3%      7.9%

   Return on average invested capital ............          14.5%     13.7%      8.0%

   Return on average equity ......................          28.2%     22.5%      8.6%

   Ratio of earnings to fixed charges ............           3.2       3.0       1.9

   Current ratio .................................           0.4       0.7       0.5

   Ratio of book equity to total debt ............           0.7       0.8       1.0

   Ratio of market equity to total debt ..........           5.0         -         -

   Ratio of EBITDA to interest paid ..............           6.8       6.1       4.1

   Ratio of debt to EBITDA .......................           1.9       1.8       2.2

(a) EBITDA, consisting of income before extraordinary items plus interest, taxes, depreciation, amortization and net earnings of, or distributions from, nonconsolidated affiliates, is a supplemental financial measurement used by management, as well as by industry analysts, to evaluate Promus Hotel Corporation's operations. However, EBITDA should not be construed as an alternative to operating income (as an indicator of operating performance) or to cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles.

(b) Includes debt allocated to Promus Hotel Corporation by its Parent for periods prior to the Spin-Off.

                                 (Inside Front Cover)



PERFORMANCE STATISTICS

                                             Compound                               Compound
                          Number of Hotels     Annual       Number of Rooms/Suites    Annual
                          ----------------     Growth       ----------------------    Growth
                          1995  1994  1993       Rate       1995     1994     1993      Rate
                          ------------------------------------------------------------------
Embassy Suites
  Company owned ........     9     9     9          -      2,025    2,025    2,027         -
  Joint venture ........    23    23    23          -      5,901    5,912    5,913      (0.1)%
  Management contract(a)    27    24    23        8.3%     6,280    6,022    5,835       3.7%
  Franchised ...........    55    51    52        2.8%    12,529   11,756   12,354       0.7%
                          ----------------                ------------------------
                           114   107   107        3.2%    26,735   25,715   26,129       1.2%
                          ================                ========================
Hampton Inn
  Company owned ........    14    15    15       (3.4)%    1,916    2,047    2,048      (3.3)%
  Joint venture ........    19    19    19          -      2,376    2,376    2,376         -
  Management contract ..     4     4     5      (10.6)%      464      464      585     (10.9)%
  Franchised (b) .......   488   399   333       21.1%    53,531   45,184   39,153      16.9%
                          ----------------                ------------------------
                           525   437   372       18.8%    58,287   50,071   44,162      14.9%
                          ================                ========================
Homewood Suites
  Company owned ........     9     8     8        6.1%     1,024      932      932       4.8%
  Franchised ...........    21    18    16       14.6%     2,071    1,949    1,794       7.4%
                          ----------------                 -----------------------
                            30    26    24       11.8%     3,095    2,881    2,726       6.6%
                          ================                 =======================
Total System
  Company owned ........    32    32    32          -      4,965    5,004    5,007      (0.4)%
  Joint venture ........    42    42    42          -      8,277    8,288    8,289      (0.1)%
  Management contract ..    31    28    28        5.2%     6,744    6,486    6,420       2.5%
  Franchised ...........   564   468   401       18.6%    68,131   58,889   53,301      13.1%
                          ----------------                ------------------------
                           669   570   503       15.3%    88,117   78,667   73,017       9.9%
                          ================                ========================

(a)  Excludes four Crown Sterling Suites properties with 1,076 suites being managed by Promus, but not yet converted to the Embassy Suites brand as of December 31, 1995.

(b)  1995 includes five Hampton Inn & Suites hotels with 573 rooms and suites.


                                                        Compound                                  Compound
                          Comparable System Hotels(a)     Annual        Total System Hotels         Annual
                          ---------------------------     Growth    ---------------------------     Growth
                             1995      1994      1993       Rate       1995      1994      1993       Rate
                          --------------------------------------------------------------------------------
Embassy Suites
  Occupancy ........        74.6%     75.4%     73.8%       0.5%      74.2%     74.9%     73.0%       0.8%
  ADR ..............      $102.64    $96.96    $92.78       5.2%    $101.90    $97.28    $93.91       4.2%
  RevPAS ...........        76.60     73.10     68.48       5.8%      75.61     72.86     68.58       5.0%

Hampton Inn
  Occupancy ........        75.3%     75.5%     73.6%       1.1%      73.7%     74.3%     73.0%       0.5%
  ADR ..............      $ 56.95    $53.51    $50.92       5.8%    $ 56.97    $53.46    $50.81       5.9%
  RevPAR ...........        42.87     40.41     37.47       7.0%      42.01     39.74     37.10       6.4%

Homewood Suites
  Occupancy ........        78.2%     78.9%     76.6%       1.0%      76.9%     78.1%     75.8%       0.7%
  ADR ..............      $ 81.82    $75.92    $73.01       5.9%    $ 82.42    $76.38    $72.47       6.6%
  RevPAS ...........        64.01     59.89     55.91       7.0%      63.37     59.67     54.91       7.4%

Hampton Inn & Suites
  Occupancy ........            -         -         -         -       59.4%         -         -         -
  ADR ..............            -         -         -         -     $ 70.13         -         -         -
  RevPAS ...........            -         -         -         -       41.65         -         -         -

(a) Includes results for only those hotels open for all three years.



                                                                                                 Compound
                                                                   Total System Room Revenues      Annual
                                                       --------------------------------------      Growth
(In thousands)                                               1995          1994          1993        Rate
                                                       --------------------------------------------------
Hampton Inn .....................................      $  823,247    $  677,803    $  565,842       20.6%
Embassy Suites ..................................         719,378       687,670       638,115        6.2%
Homewood Suites .................................          68,353        62,080        54,646       11.8%
Hampton Inn & Suites ............................           2,901             -             -          -
                                                       --------------------------------------
                                                       $1,613,879    $1,427,553    $1,258,603       13.2%
                                                       ======================================


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On June 30, 1995, The Promus Companies Incorporated (Parent) completed the transfer of the operations, assets and liabilities of its hotel business (the Hotel Business), composed of three hotel brands targeted at specific market segments: Embassy Suites, Hampton Inn and Homewood Suites, to a new publicly traded entity, Promus Hotel Corporation (Promus or the Company). As approved by Parent's Board of Directors and stockholders on May 26, 1995, this entity was spun-off (the Spin-Off) from the Parent and its stock was distributed to Parent's stockholders on a one-for-two basis effective June 30, 1995 (the Distribution). Concurrent with the Distribution, Parent changed its name to Harrah's Entertainment, Inc. The following is a discussion and analysis of the financial condition and results of operations of Promus as a stand-alone business.

RESULTS OF OPERATIONS

The principal factors affecting Promus' results are: continued growth in the number of hotels; occupancies and room rates achieved by the hotel brands; number and relative mix of owned, managed and franchised hotels; and Promus' ability to manage costs. The number of rooms/suites at franchised and managed properties and revenue per available room/suite (RevPAR/S) significantly affect Promus' results because franchise royalty and management fees are based upon a percentage of rooms/suites revenues. Increases in franchise and management fee revenues have a disproportionate favorable impact on Promus' operating margin due to lower incremental costs associated with these revenues.

    As of December 31, 1995, Promus' combined hotel system had grown to 669 properties, resulting in a two-year compound annual growth rate of 15.3%. Total system room revenues have grown to $1.6 billion, which is a two-year compound annual rate of 13.2%. Although comparable system (which includes only those hotels open for all three years) occupancy rates grew at a two-year compound annual rate of approximately 1.0%, increases in the average daily rate (ADR), which contributed to higher RevPAR/S, and the addition of new (primarily franchised) hotels, resulted in significantly improved financial results over the past three years. The continued unit growth of the franchise systems, coupled with a continued focus on rate growth and cost management, were the primary contributors to the Company's higher revenues, margins and operating income.

    Actual historical results of operations for all three years were as follows (in millions, except percentages and per share data):

                                                                                           Percentage
                                                                                   Increase/(Decrease)
                                                   ---------------------------------------------------
                                                     1995       1994       1993  95 vs 94     94 vs 93
                                                   ---------------------------------------------------
Revenues ....................................      $236.0     $222.6     $214.6       6.0%         3.7%
Operating income before property transactions       101.6       91.8       64.8      10.7         41.7
Operating income ............................       103.6       92.4       66.1      12.1         39.8
Net income ..................................        46.6       36.3       16.9      28.4        114.8
Operating margin ............................        43.9%      41.5%      30.8%      2.4pts      10.7pts
Earnings per share (a) ......................      $  0.90    $  0.70    $  0.33     28.6%       112.1%
Weighted average shares outstanding (a) .....        51.6       51.6       51.6         -            -

(a) For purposes of computing earnings per share on a comparable basis, the weighted average shares outstanding for periods prior to the Spin-Off are assumed to be equal to the actual common and common equivalent shares outstanding on June 30, 1995.

Since Promus began operations as a public company on July 1, 1995, comparison of historical results is difficult. The most notable differences between years relate to the incremental stand alone public company costs incurred in the last six months of 1995, and that prior to the Spin-Off, interest was allocated to Promus from Parent at Parent's higher overall borrowing rate. In order to recompute the Company's results of operations on a pro forma basis to achieve better comparability between years, the following adjustments were made (in millions):

                                                         1995     1994     1993
                                                       -------------------------
Incremental stand alone public company costs .....      $(3.2)   $(8.1)   $(8.1)
Net reduction in interest expense ................        2.2      1.1      1.2
Net revenues and expenses related to the
  purchase of the corporate office complex .......          -      0.1      0.1
Decrease in tax provision related to the
  above adjustments ..............................        0.4      2.9      3.1
                                                       -------------------------
Total adjustments to net income ..................      $(0.6)   $(4.0)   $(3.7)
                                                       =========================

Results of operations on a pro forma basis for all three years were as follows (in millions, except percentages and per share data):

                                                                                           Percentage
                                                                                  Increase/(Decrease)
                                           ----------------------------------------------------------
                                              1995        1994        1993      95 vs 94    94 vs 93
                                           ----------------------------------------------------------
Revenues ..............................     $236.1      $224.1      $216.1         5.4%        3.7%
Operating income before property
  transactions ........................       98.4        83.7        56.7        17.6        47.6
Operating income ......................      100.4        84.4        58.1        19.0        45.3
Net income before property transactions
  and extraordinary items, net of tax .       42.1        32.0        12.5        31.6       156.0
Net income ............................       46.0        32.4        13.2        42.0       145.5
Operating margin ......................       42.5%       37.7%       26.9%        4.8pts     10.8pts
Earnings per share ....................     $  0.89     $  0.63     $  0.26       41.3%      142.3%
Weighted average shares outstanding ...       51.6        51.6        51.6           -           -

The 1995 increases in operating income and margins are primarily a function of the addition of new franchised hotels, system-wide increases in ADR and cost containment. On a comparable basis, 1995 RevPAR/S increased 4.8%, 6.1% and 6.9% over 1994 at Embassy Suites, Hampton Inn and Homewood Suites hotels, respectively. Company owned hotel revenues for 1995 increased approximately 4.0% or $5.0 million over 1994, while the related operating expenses actually decreased. Excluding the impact of management and franchise terminations and other one-time items, 1995 franchise and management fees increased nearly
$9.0 million over 1994, while adding only minimal incremental operating costs.

     In 1993, several company owned hotels were sold to a franchisee, contributing to the 1994 decrease in company owned hotel revenues of approximately $11.3 million, and related expenses of approximately
$10.0 million. However, the sale of these hotels resulted in an increase in franchise and management fee income, which, along with the addition of other franchise properties, improved operating margins as the increase in operating expenses was not proportionate to the increase in revenues.

     The following comparison of expenses and other items is based on actual historical results (in millions):

                                                                                           Percentage
                                                                                  Increase/(Decrease)
                                           ----------------------------------------------------------
                                              1995        1994        1993      95 vs 94    94 vs 93
                                           ----------------------------------------------------------

Corporate expense ....................     $  16.7      $ 10.2      $ 13.1        63.7%      (22.1)%
Property transactions ................         1.9         0.6         1.3         N/M         N/M
Interest expense .....................       (31.1)      (30.8)      (33.1)        1.0        (6.9)
Interest and other income
  (expense), net .....................         3.1         1.5        (2.2)        N/M         N/M
Extraordinary gains, net of
  income tax .........................         2.8           -           -         N/M         N/M
Effective tax rate ...................        42.1%       42.5%       45.0%       (0.4)pts    (2.5)pts


Corporate expense reflects the cost of specific Promus staff functions that support all hotel brands, as well as stand alone public company costs of approximately $5.0 million for the last six months of 1995. The decrease between 1993 and 1994 reflects the 1993 consolidation of all hotel brand management into a single organizational structure.

     During 1995, the Company sold a Hampton Inn hotel to a franchisee, which resulted in a pretax property transaction gain of $2.3 million. The property transaction gain recorded in 1994 was primarily the result of the expiration of certain guarantees and contingencies that had caused a portion of prior year's property transaction gains to be deferred, and the sale of a Hampton Inn hotel, both of which were partially offset by the impact of miscellaneous asset write-offs. Property transactions for 1993 included the gain on the sale of an Embassy Suites property. The five other company owned Embassy Suites hotels sold in 1993 referred to herein did not result in the recognition of a property transaction gain or loss.

     Interest expense through June 30, 1995 includes the pro rata allocation of corporate interest by Parent related to the debt that was expected to be retired in connection with the Spin-Off using funds drawn on the Company's new
$350 million bank credit facility (the Promus Facility), in addition to Promus' share of interest expense attributable to its nonconsolidated affiliates (including joint ventures) and other specific hotel-related debt. 1995 interest expense increased slightly over 1994 due primarily to higher average debt balances and an increase in the interest expense related to deferred compensation balances. This was offset by a decrease attributable to lower actual interest rates obtained under the Promus Facility as compared to Parent's overall borrowing rate used to allocate corporate interest expense before the Spin-Off. The decrease in interest expense between 1994 and 1993 was due largely to the transfer of ownership in five Embassy Suites properties to a third party, which included the assumption of mortgage debt on these properties by the third party.

     Interest and other income (expense), net for 1995 increased over 1994 due primarily to interest charged on total net advances to the franchise system funds, as well as increased interest income on mezzanine loans to franchisees and dividend income associated with the Company's investments (see Development and Capital Spending). 1993 included a $3.2 million payment related to the settlement of an issue concerning the guarantee of a land lease associated with an Embassy Suites franchised property.

     During 1995, two Embassy Suites hotels in which the Company has a 50 percent interest realized extraordinary gains related to the early payoff and forgiveness of a portion of their existing debt. The cash to fund the early debt payoffs was made available through additional capital contributions to the joint ventures of approximately $10 million from each of its partners. Promus' share of these nonconsolidated affiliates' gains, net of applicable income tax expense, was $2.8 million.

     The effective tax rate for all periods is higher than the federal statutory rate primarily due to state income taxes.

DEVELOPMENT AND CAPITAL SPENDING

Hotel Development

There were 99 net hotel additions in the Promus hotel system during 1995, 96 of which were franchised properties, compared to 67 in 1994. This development growth is particularly impressive when one considers that, per Smith Travel Research as of December 31, 1995, Promus hotel brands had a 2.6% share of the entire United States room supply, but accounted for an industry leading 16.6% share of new rooms added to the market from ground-up construction during 1995. This growth occurred primarily in the Hampton Inn brand. As of December 31, 1995, 111 properties were under construction, 109 of which will operate under franchise agreements as Promus brands: 70 Hampton Inn hotels; 23 Embassy Suites hotels; 10 Hampton Inn & Suites hotels and six Homewood Suites hotels. These 111 properties will add 14,284 rooms or suites to the Promus hotel system. The Company had 79 properties under construction at the same time last year. In addition, Promus had 181 hotels in the design phase at December 31, 1995.

     Promus opened five Hampton Inn & Suites hotels in 1995. Hampton Inn & Suites is the newest Promus hotel brand and combines, in a single hotel, Hampton-style rooms with two-room suites and a common lodge in the center. Of the 181 hotels in the design phase at December 31, 1995, 25 were Hampton Inn & Suites. To encourage system growth, Promus currently plans to spend approximately $110 million to expand the Homewood Suites hotel brand by developing as many as 14 additional company owned properties over the next three to five years. The Company, however, plans to continue its general strategy of growing its systems primarily through franchise and management contracts. As in the past, company owned hotels and new development projects may be sold to franchisees and the proceeds used to fuel additional system growth, develop new concepts or for other corporate purposes.

FelCor Agreements

In May 1995, Promus entered into a Subscription Agreement with FelCor Suite Hotels, Inc. and FelCor Suites Limited Partnership

(FelCor) whereby Promus agreed to purchase up to $25 million in FelCor limited partnership interests to help fund the partnership's acquisition of all-suite upscale hotels to be converted to the Embassy Suites brand. In September 1995, Promus entered into a second agreement with FelCor in connection with FelCor's agreement to acquire the Crown Sterling Suites hotel chain. FelCor plans to convert up to 16 of the Crown Sterling Suites hotels (over 4,000 suites) to the Embassy Suites brand. In consideration, Promus agreed to make up to $50 million available to FelCor for the conversions through investments in FelCor common stock. Hotels converted to the Embassy Suites brand under either of these agreements will operate under 20-year license agreements, and 10-year management contracts will be awarded to Promus.

     Subject to some restrictions, the limited partnership interests may be converted to shares of FelCor common stock on a one-for-one basis and the common stock interests may be sold on the open market.

     As of December 31, 1995, Promus had funded approximately $30 million of the total $75 million commitment, and had loaned an additional $7.5 million to FelCor, representing one-half of the deposit required for the Crown Sterling Suites acquisition. The total commitment will be reduced by the amount of such loans outstanding. An additional $30 million was funded in January 1996, and the entire commitment is expected to be funded by the end of the first quarter 1996.

     In connection with these agreements, Promus also guaranteed a third party loan to FelCor, not to exceed $25 million. As of December 31, 1995, that facility was not yet in place, and therefore no amounts had been drawn.

     As of December 31, 1995, FelCor had acquired nine hotels pursuant to both agreements, eight of which Promus managed, although five had not yet been converted to the Embassy Suites brand. On January 3, 1996, an additional nine Crown Sterling Suites properties were acquired, and are in the process of being converted to Embassy Suites hotels. Effective with the January closing, Promus managed all 18 properties and earned related management fees. However, franchise fees will be earned on these properties only after the conversion to the Embassy Suites brand is complete. Acquisition and conversion of all hotels subject to these agreements is expected to be complete by mid-year 1996.

Mezzanine Financing Program

To encourage growth (primarily in the Hampton Inn & Suites and Homewood
Suites brands) in light of the lack of available financing for new hotel construction, Promus developed a mezzanine financing program. Under the program Promus provides conservatively underwritten secondary financing to franchisees. A minimum of 20 percent equity is required by the borrower, and the investment must meet certain defined underwriting criteria. The terms of the mezzanine financing must be consistent with the terms of the first mortgage lender, with whom Promus will enter into an inter-creditor agreement. Promus provided
$7.9 million in mezzanine loans during 1995, and anticipates providing an additional $19.6 million during 1996. Outstanding loans bear interest at rates ranging from 10.0% to 10.5%.

Other

Ongoing refurbishment of Promus' existing company owned hotel properties to maintain the quality standards set for those properties will continue in 1996 at an estimated annual cost of approximately $11 million. In early 1995, Promus acquired for $21.7 million an office complex in Memphis, Tennessee, which will serve as its future corporate headquarters.

     Cash necessary to finance projects currently under development, as well as additional projects to be developed by Promus, will be made available from operating cash flows, the Promus Facility (see "Liquidity and Capital Resources"), joint venture partners, specific project financing, sales of existing hotel assets and, if necessary, Promus debt and equity offerings. Promus' capital expenditures totaled $115.7 million during 1995. The Company expects to spend between $140 million and $160 million during 1996 to fund project development, including those projects discussed above, as well as to refurbish existing facilities and for other corporate related projects.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements represent the portion of Parent's historical revenues, expenses, assets, liabilities and cash flows associated with the Hotel Business through June 30, 1995, and actual results as a stand-alone company beginning July 1, 1995. The year to date results of operations and cash flows are not necessarily indicative of Promus' future results as a separate corporation. The most significant items that will affect liquidity and capital resources as a result of the Spin-Off are incremental costs associated with operating as a stand-alone company, a decrease in the Company's average borrowing rate, and Promus' payment of state and federal income taxes subsequent to the Distribution (Parent historically paid Promus' taxes).

     Cash flows from operating activities for the year ended December 31, 1995 were $79.0 million, compared with $58.3 million for the same period last year, representing a 35.5% increase. EBITDA, consisting of income before extraordinary items plus interest, taxes, depreciation, amortization and net earnings of, or distributions from, nonconsolidated affiliates, was $118.2 million for 1995, compared with $104.6 million for the comparable period in 1994, representing a 13% increase. EBITDA is a supplemental financial measurement used by management as well as by industry analysts to evaluate operations, but should not be construed as an alternative to operating income (as an indicator of operating performance) or to cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles.

     On December 31, 1995, the Company had a working capital deficit of $31.4 million, which resulted primarily from Promus' cash management program that calls for the Company to pay down amounts outstanding under the Promus Facility with any excess cash. Therefore, the Company does not believe that the current ratio is an appropriate measure of its short-term liquidity without considering availability under the Promus Facility.

     During 1995, Promus entered into the Promus Facility, which is secured by the stock of certain of its material subsidiaries. The Promus Facility consists of two agreements, the significant terms of which are as follows:

                                Total         Maturity                     Interest                       Facility
                             Facility             Date                         Rate                           Fees
                         -----------------------------------------------------------------------------------------
Five-Year Revolver       $300,000,000    June 30, 2000    Base Rate, as defined, or    0.20% of the total facility
                                                            LIBOR + 35 basis points
Extendible Revolver      $ 50,000,000     June 6, 1996    Base Rate, as defined, or    0.15% of the total facility
                                                            LIBOR + 40 basis points

The Extendible Revolver is a 364-day facility with annual renewals and may be converted into a two-year term loan with equal amortizing payments over such two-year period. Facility fees and interest on Base Rate loans are paid quarterly. The agreements contain a tiered scale for facility fees and the applicable LIBOR spread (current rates for both reflected above) that is based on the more favorable of Promus' current credit rating (Investment Grade per Standard & Poor's) or leverage ratio, as defined. They also contain provisions that restrict certain investments, limit the Company's ability to incur additional indebtedness and pay dividends, and require that certain performance ratios be maintained. As of December 31, 1995, Promus was in compliance with all such covenants.

     The Five-Year Revolver includes a sublimit for letters of credit of $20 million. At December 31, 1995, approximately $9.5 million in letters of credit were outstanding under this agreement (related primarily to the Company's self-insurance reserves). There was approximately $112 million of availability under the Promus Facility as of December 31, 1995. The remaining borrowing capacity available under the Promus Facility is available for working capital, hotel development and other general corporate purposes.

     As of December 31, 1995, Promus was a party to several interest rate swap agreements that bear a total notional amount of $100 million. The effect of the swap agreements was to convert a portion of the Company's variable rate debt under the Promus Facility to a fixed rate. The weighted average effective fixed rate pursuant to the agreements, which expire between July 1997 and March 2000, was approximately 7.7% at the end of the year.

RELATIONSHIP WITH PARENT

For the purpose of governing certain of the ongoing relationships between Promus and Parent after the Distribution and to provide mechanisms for an orderly transition, Parent and Promus have entered into various agreements and adopted policies governing their future relationship. Management believes the agreements are fair to both parties and contain terms comparable to those which would have been reached in arm's-length negotiations with unaffiliated parties (although comparisons are difficult with respect to certain agreements that relate to the specific circumstances of the Distribution).

TAX SHARING AGREEMENT

In connection with the Spin-Off, Promus and Parent entered into a tax sharing agreement that defines each company's rights and obligations with respect to deficiencies and refunds of federal, state and other income or franchise taxes relating to Promus' business for tax years prior to the Distribution and with respect to certain tax attributes of Promus after the Distribution. In general, with respect to periods ending on or before December 31, 1995, Parent is responsible for (i) filing federal tax returns for Parent and Promus for the periods such companies were members of the same consolidated group, and (ii) paying the taxes relating to such returns (to include any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities; Promus will reimburse Parent for the portion of such adjustments relating to the Hotel Business). Promus is responsible for filing returns and paying taxes for periods beginning after the Spin-Off.

EFFECTS OF INFLATION AND CURRENT ECONOMIC CONDITION

Generally, Promus has not experienced any significant negative effect on its hotels and food and beverage operations because of inflation. To date, Promus has been able to increase rates and prices and thereby pass on the effects of inflationary cost increases. Although competitive conditions may limit the industry's future ability to raise room rates at the rate of inflation, management believes that each of its hotel brands has rate growth potential in excess of the inflation rate. Promus will continue to emphasize cost containment and productivity improvement programs. Inflation tends to increase the underlying value of Promus' real estate, and management and franchise contracts.

     Although significant growth in the general economy is not expected for 1996, moderate but stable growth is anticipated in the hotel industry, as demand is increasing at a greater rate than supply. Promus hotel brands lead the industry in the percentage of guests who intend to make return visits, and in guest satisfaction, due largely to the 100% Satisfaction Guarantee offered unconditionally throughout the entire Promus hotel system.

ADOPTION OF NEWLY ISSUED ACCOUNTING PRONOUNCEMENT

Effective for fiscal year 1996, Promus will adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Management intends to adopt the disclosure-only option provided for by this pronouncement.

CONSOLIDATED BALANCE SHEETS
As of December 31
(In thousands, except share amounts)

                                                              1995         1994
                                                         ----------------------
ASSETS
Current assets
  Cash and cash equivalents ..........................   $   2,668     $  2,221
  Receivables, including notes receivable
    of $497 and $53, less allowance for
    doubtful accounts of $1,172 and $855 .............      14,837       12,065
  Deferred income taxes (Note 6) .....................       3,492        2,844
  Prepayments and other (Note 3) .....................       2,429        1,642
                                                         ----------------------
     Total current assets ............................      23,426       18,772
                                                         ----------------------

Land, buildings, furniture and equipment
  Land ...............................................      61,651       60,025
  Buildings and improvements .........................     264,961      237,044
  Furniture, fixtures and equipment ..................     110,275       86,042
                                                         ----------------------
                                                           436,887      383,111
Less: accumulated depreciation .......................    (104,993)     (81,368)
                                                         ----------------------
                                                           331,894      301,743
Investments in and advances to nonconsolidated
  affiliates (Note 11) ...............................      90,506       35,731
Investment in franchise system (Note 2) ..............      31,652       28,718
Deferred costs and other .............................      42,331       28,344
                                                         ----------------------
                                                         $ 519,809     $413,308
                                                         ======================

                                                              1995         1994
                                                         ----------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable ...................................   $  18,202     $ 11,124
  Accrued expenses (Note 3) ..........................      36,371       16,887
  Current portion of long-term debt (Note 4) .........         278          533
                                                         ----------------------
      Total current liabilities ......................      54,851       28,544
                                                         ----------------------
Long-term debt (Note 4) ..............................     229,479      188,725
Deferred credits and other ...........................      36,282       28,527
Deferred income taxes (Note 6) .......................      31,830       24,504
                                                         ----------------------
                                                           352,442      270,300
                                                         ----------------------
Commitments and contingencies (Notes 5 through 7)

Stockholders' equity (Note 9)
  Common stock, $0.10 par value, 360,000,000
    shares authorized, 51,371,152 shares
    outstanding, net of 2,626 shares held in
    treasury .........................................       5,137            -
  Capital surplus ....................................     136,057            -
  Retained earnings ..................................      25,349            -
  Unrealized gain on marketable equity securities,
    net of related deferred tax liability of $1,165 ..       1,822            -
  Deferred compensation related to restricted stock ..        (998)           -
  Parent company investment ..........................           -      143,008
                                                         ----------------------
                                                           167,367      143,008
                                                         ----------------------
                                                         $ 519,809     $413,308
                                                         ======================

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31

(In thousands)                                          1995         1994         1993
                                                    ----------------------------------
Revenues
  Company owned hotels
    Rooms ......................................    $116,094     $110,205     $121,104
    Food and beverage ..........................       7,180        8,001        8,094
    Other ......................................       6,805        6,879        7,207
  Franchise and management fees ................      79,935       76,874       60,359
  Other ........................................      26,006       20,602       17,801
                                                    ----------------------------------
      Total revenues                                 236,020      222,561      214,565
                                                    ----------------------------------
Operating expenses
  Company owned hotels
    Rooms ......................................      56,228       56,952       65,529
    Food and beverage ..........................       6,832        7,760        8,235
    Other ......................................      12,946       12,547       13,488
  Other operating expenses .....................      20,110       24,434       29,419
  Depreciation of buildings and equipment ......      21,582       18,929       20,069
  Corporate expense ............................      16,674       10,177       13,067
                                                    ----------------------------------
      Total operating expenses .................     134,372      130,799      149,807
                                                    ----------------------------------
Operating income before property transactions ..     101,648       91,762       64,758
Property transactions ..........................       1,942          626        1,345
                                                    ----------------------------------
Operating income ...............................     103,590       92,388       66,103
Interest expense, net of interest
  capitalized (Note 4) .........................     (31,138)     (30,759)     (33,061)
Interest and other income (expense), net .......       3,127        1,488       (2,247)
                                                    ----------------------------------
Income before income taxes and extraordinary
  items ........................................      75,579       63,117       30,795
Provision for income taxes (Note 6) ............     (31,819)     (26,798)     (13,869)
                                                    ----------------------------------
Income before extraordinary items ..............      43,760       36,319       16,926
Extraordinary items, net of income tax of $1,635
  (Note 10) ....................................       2,819            -            -
                                                    ----------------------------------
Net income .....................................    $ 46,579     $ 36,319     $ 16,926
                                                    ==================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31
(Notes 1 and 9)

                                                                                                   Deferred
                                                                                  Unrealized   Compensation
                                                                                     Gain on     Related to
                                               Common Stock                       Marketable     Restricted      Parent
                                            ---------------    Capital  Retained      Equity          Stock     Company
(In thousands)                              Shares   Amount    Surplus  Earnings  Securities       (Note 8)  Investment      Total
                                            --------------------------------------------------------------------------------------
Balance--December 31, 1992 ..............        -   $    -   $      -   $     -      $    -       $      -   $ 212,229   $212,229
Net income ..............................        -        -          -         -           -              -      16,926     16,926
Intercompany activity with Parent .......        -        -                    -           -              -     (48,633)   (48,633)
                                            --------------------------------------------------------------------------------------
Balance--December 31, 1993 ..............        -        -          -         -           -              -     180,522    180,522
Net income ..............................        -        -          -         -           -              -      36,319     36,319
Intercompany activity with Parent .......        -        -          -         -           -              -     (73,833)   (73,833)
                                            --------------------------------------------------------------------------------------
Balance--December 31, 1994 ..............        -        -          -         -           -              -     143,008    143,008
Net income--January 1, 1995 through
  June 30, 1995 .........................        -        -          -         -           -              -      21,230     21,230
Intercompany activity with Parent--
  January 1, 1995 through June 30,
  1995 ..................................        -        -          -         -           -              -     (24,656)   (24,656)
Spin-Off of the Company .................   51,352    5,135    135,801         -           -         (1,354)   (139,582)         -
Shares issued under incentive
  compensation plan .....................        8        1        174         -           -           (175)          -          -
                                            --------------------------------------------------------------------------------------
Balance--June 30, 1995 ..................   51,360    5,136    135,975         -           -         (1,529)          -    139,582
Net income--July 1, 1995 through
  December 31, 1995 .....................        -        -          -    25,349           -              -           -     25,349
Net shares issued under incentive
  compensation plans, including
  income tax benefit of $97 .............       11        1         82         -           -            531           -        614
Unrealized gain on marketable
  equity securities, net of deferred
  income tax liability of $1,165.........        -        -          -         -       1,822              -           -      1,822
                                            --------------------------------------------------------------------------------------
Balance--December 31, 1995 ..............   51,371   $5,137   $136,057   $25,349      $1,822       $   (998)  $       -   $167,367
                                            ======================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31
(Note 12)

(In thousands)                                      1995         1994         1993
                                               -----------------------------------
Cash flows from operating activities
  Net income ...............................   $  46,579     $ 36,319     $ 16,926
  Adjustments to reconcile net income to
    cash flows from operating activities
      Extraordinary items ..................      (4,454)           -            -
      Depreciation and amortization ........      25,263       21,326       25,028
      Other noncash items ..................      (2,217)      (2,762)       3,382
      Equity in earnings, net of
        distributions from, nonconsolidated
        affiliates .........................         (61)       2,969        2,819
      Net gains from property transactions .      (2,159)        (280)      (1,677)
      Net change in long-term accounts .....       2,089        5,637        2,868
      Net change in working capital accounts      13,995       (4,922)       4,822
                                               -----------------------------------
        Cash flows provided by operating
          activities .......................      79,035       58,287       54,168
                                               -----------------------------------
Cash flows from investing activities
  Land, buildings, furniture and equipment
    additions ..............................     (55,872)     (13,626)     (12,801)
  Investments in and advances to
    nonconsolidated affiliates .............     (47,832)      (1,657)          32
  Advances under mezzanine loan agreements .      (7,899)      (1,000)      (1,545)
  Proceeds from property transactions ......       7,843       19,164       16,921
  Net investments in franchise system ......      (4,111)      (2,096)      (6,571)
  Recovery of investment in franchise
    system .................................       3,049        3,407        2,892
  Other ....................................         785       (2,721)         352
                                               -----------------------------------
        Cash flows (used in) provided by
          investing activities .............    (104,037)       1,471         (720)
                                               -----------------------------------
Cash flows from financing activities
  Net borrowings under revolving credit
    facility ...............................      10,600            -            -
  Debt retirements .........................        (284)        (219)        (667)
  Advances from (to) Parent ................      14,840      (60,975)     (51,367)
  Other ....................................         293            -            -
                                               -----------------------------------
        Cash flows provided by (used in)
          financing activities .............      25,449      (61,194)     (52,034)
                                               -----------------------------------
Net increase (decrease) in cash and cash
  equivalents ..............................         447       (1,436)       1,414
Cash and cash equivalents, beginning of
  period ...................................       2,221        3,657        2,243
                                               -----------------------------------
Cash and cash equivalents, end of period ...   $   2,668     $  2,221     $  3,657
                                               ===================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995

NOTE 1--BASIS OF PRESENTATION AND ORGANIZATION

On June 30, 1995, The Promus Companies Incorporated (Parent) completed the transfer of the operations, assets and liabilities of its hotel business (the Hotel Business), composed of three hotel brands targeted at specific market segments: Embassy Suites, Hampton Inn and Homewood Suites, to a new publicly traded entity, Promus Hotel Corporation (Promus or the Company). As approved by Parent's Board of Directors and stockholders on May 26, 1995, this entity was spun-off (the Spin-Off) from the Parent and its stock was distributed to Parent's stockholders on a one-for-two basis effective June 30, 1995 (the Distribution). Concurrent with the Distribution, Parent changed its name to Harrah's Entertainment, Inc.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Promus operates the Embassy Suites, Hampton Inn, Homewood Suites and
Hampton Inn & Suites hotel brands primarily through three lines of business: franchise; hotel operations, including management contracts; and hotel real estate and joint venture investments. Embassy Suites is a full-service hotel brand that management believes comprises the largest all-suite upscale hotel system in the United States by number of suites and system revenue. Hampton Inn is a limited-facility hotel and Homewood Suites offers residential-style accommodations designed for the extended stay traveler. Hampton Inn & Suites is the newest Promus hotel brand and combines, in a single hotel, Hampton-style rooms with two-room suites and a common lodge in the center.

     Promus' primary focus is to develop, grow and support its franchise business for all brands. Promus hotel brands are located in virtually every state, the District of Columbia and four foreign countries. Promus charges each franchisee royalty fees of generally four percent of suite or room rentals. Royalty fees for 1995, 1994 and 1993 were based on system-wide reported room revenues of $1.6 billion, $1.4 billion and $1.3 billion, respectively. In addition, Promus earns a licensing fee for new licenses granted to franchisees when the franchise is approved.

     Promus operates more than 100 Promus-brand hotels. Company operated properties include wholly-owned, partially owned through joint ventures and hotels managed for third parties. Promus has followed an asset strategy to own and manage a mix of Promus hotel brands that can impact profits and enhance its role as franchisor for the respective brands. Management fee income is based on a percentage of gross revenues, profits, or both at the related managed property.

Principles of Consolidation

The accompanying consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows of Parent's Hotel Business on a stand-alone basis for 1993 and 1994, and through the six months ended June 30, 1995, as well as actual results of the Company for the six months ended December 31, 1995. The preparation of these financial statements required the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses.

     All significant intercompany accounts and transactions have been eliminated. Investments in 50% or less owned companies and joint ventures over which Promus has the ability to exercise significant influence are accounted for using the equity method. Promus reflects its share of income before interest expense and extraordinary gain of these nonconsolidated affiliates in revenues-other. Promus' proportionate share of interest expense and extraordinary gain on forgiveness of debt of such nonconsolidated affiliates is included in interest expense and extraordinary items, respectively, in the consolidated statements of income (see Note 11 for combined summarized financial information regarding these nonconsolidated affiliates). Management believes Promus' inclusion of its proportionate share of the interest expense of its equity investees in interest expense is the preferable presentation due to the nature of its equity investments.

Cash Equivalents

Cash equivalents are highly liquid investments with a maturity of less than three months and are stated at the lesser of cost or market.

Land, Buildings, Furniture and Equipment

Land, buildings, furniture and equipment are stated at cost. Land includes land held for future development or disposition, which totaled $9.6 million at December 31, 1995 and 1994. Improvements and extraordinary repairs that extend the life of the asset are capitalized. Maintenance and repairs are expensed as incurred. Construction in progress, which is reflected in buildings and improvements in the consolidated balance sheets, was $20.2 million and $3.1 million at December 31, 1995 and 1994, respectively.

Interest expense is capitalized on constructed assets at Promus' overall weighted average borrowing rate. The Company capitalized interest of $1.4 million in 1995, due largely to the acquisition of the corporate office complex that is still under construction. No material amounts of capitalized interest were recorded during 1994 or 1993.

   Depreciation of buildings, furniture and equipment are calculated using the straight-line method over the estimated useful life of the assets or over the related lease term, as follows:

Buildings and improvements ...................................    10 to 40 years
Furniture, fixtures and equipment ............................     2 to 15 years

Investment in Franchise System

Promus' investment in franchise system includes the necessary computer systems to operate the centralized marketing and reservation center, and a property management system that interacts with several operational software packages which are available to each franchised hotel. These costs are reimbursed from the respective brand system fund over their estimated useful lives. Generally, the owner of each hotel, including Promus' company owned hotels, contributes 3.5 to 4.0 percent of suite or room revenues to its brand's fund.

Revenue Recognition

Room revenue represents revenue derived from the rental of rooms and suites for hotels majority owned by Promus. Food and beverage revenues represent revenues from company owned restaurants and lounges.

Amortization

Deferred management and franchise contract costs are amortized on a straight-line basis over the term of the related contract, generally 10 to 20 years. Deferred finance charges are amortized over the term of the related debt (see Note 4).

Property Transactions

Property transactions include gains and losses from asset sales, including sales of joint venture equity interests, write-downs of assets to net realizable value and the ongoing costs of Promus' asset management staff. The operations of properties sold are included in the financial statements through the date of sale.

Reclassifications

Certain amounts for prior years have been reclassified to conform with the presentation for 1995.

NOTE 3--DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Prepayments and other consisted of the following (in thousands):
                                                            1995            1994
                                                          ----------------------
Prepayments ....................................          $1,557          $  425
Supplies .......................................             206             237
Other current assets ...........................             666             980
                                                          ----------------------
                                                          $2,429          $1,642
                                                          ======================

Accrued expenses consisted of the following (in thousands):
                                                            1995            1994
                                                         -----------------------
Self-insurance reserves ........................         $ 8,934         $     -
Payroll and other compensation .................           7,424           5,985
Deposits and customer funds ....................           4,794           2,461
Income taxes ...................................           4,290             106
Taxes, other than income taxes .................           3,658           3,690
Other ..........................................           7,271           4,645
                                                         -----------------------
                                                         $36,371         $16,887
                                                         =======================
NOTE 4--LONG-TERM DEBT

Parent Debt Allocation

The Company's financial position at December 31, 1994, and its results of operations through June 30, 1995, reflect all indebtedness, together with related interest expense, specifically identified with Promus entities, as well as a pro rata portion of Parent's historical corporate debt balance, unamortized deferred finance charges and interest expense. Allocations of those amounts to Promus from Parent were based on the percentage of Parent's historical corporate debt that was expected to be retired using proceeds from Promus' new
$350 million bank credit facility (the Promus Facility). The accompanying consolidated balance sheet as of December 31, 1994 reflects corporate debt allocated to Promus from Parent of $187.9 million, together with debt specifically associated with Promus entities of $1.4 million, as well as the unamortized deferred finance charges allocated to Promus of $3.2 million. Parent's corporate interest expense, including amortization of deferred finance costs, allocated to Promus was $17.2 million and $17.0 million, for 1994 and 1993, respectively, and $10.5 million for 1995 (which represents interest allocated from Parent before the Spin-Off).




New Bank Facility

The Promus Facility consists of a $300 million revolving credit arrangement with a maturity of five years (the Five-Year Revolver) and a $50 million annually extendible revolving credit facility with an initial maturity of 364 days (the Extendible Revolver). The Extendible Revolver is convertible into a two-year term loan with equal amortizing payments over such two-year period. Interest on the drawn portion of the Promus Facility is, at the option of the Company, equal to either (i) the Base Rate, as defined, or (ii) LIBOR plus the applicable spread, which was approximately 7.7% (including the LIBOR spread, facility fees and the impact of interest rate swaps) on a weighted average basis for the last six months of 1995. Both agreements incorporate a tiered scale that defines the applicable LIBOR spread and a facility fee based upon the more favorable of the Company's current debt rating or leverage ratio, as defined. Currently, the LIBOR spread on the Five-Year Revolver and the Extendible Revolver is 0.35% and 0.40%, respectively, and the facility fee required on the total amount of the Five-Year Revolver and the Extendible Revolver is 0.20% and 0.15%, respectively. The Promus Facility is secured by the stock of Promus' material subsidiaries and contains provisions that restrict certain investments, limit the Company's ability to incur additional indebtedness and pay dividends, and require that certain performance ratios be maintained. As of December 31, 1995, Promus was in compliance with all such covenants.

     The Five-Year Revolver also provides a sublimit for letters of credit of $20 million. At December 31, 1995, approximately $9.5 million in letters of credit were outstanding under this agreement. As of December 31, Promus' indebtedness consisted of the following (in thousands):

                                                            1995           1994
                                                        -----------------------
Amounts outstanding under the Promus Facility ....      $228,600       $      -
Notes payable and other-unsecured,
  13%, maturities to 1999 ........................           776            976
Mortgages, 8.0%-8.75%, maturities to 2005 ........           271            297
Capital lease obligations, 8.2%-13.4%,
  maturities to 1999 .............................           110            125
Corporate debt allocated by Parent ...............             -        187,860
                                                        -----------------------
                                                         229,757        189,258
Current portion of long-term debt ................          (278)          (533)
                                                        -----------------------
                                                        $229,479       $188,725
                                                        =======================

     Aggregate annual maturities of long-term debt subsequent to December 31, 1995 were: 1996, $278,000; 1997, $306,000; 1998, $330,000; 1999, $94,000; 2000,
$228,636,000, and $113,000 thereafter.

Interest Rate Agreements

As of December 31, 1995, Promus was a party to several interest rate swap agreements that help the Company manage the relative mix of its debt between fixed and variable rate instruments. These agreements effectively modify the interest characteristics of its outstanding debt without an exchange of the underlying principal amount. Pursuant to the agreements, Promus receives a variable interest rate tied to LIBOR in exchange for its payments at a fixed interest rate. The fixed rates to be paid by Promus are summarized in the following table.

                                                         Next
                                                    Quarterly
Notional Amount                                      Variable
(All Associated                  Effective               Rate
with The Promus   Swap Rate        Rate at         Adjustment                 Swap
Facility)       Paid (Fixed)   December 31               Date             Maturity
----------------------------------------------------------------------------------
$50.0 million         6.99%          7.54%          3/20/1996           03/20/2000
$25.0 million         7.86%          8.41%          3/15/1996           07/28/1997
$12.5 million         6.92%          7.47%          3/15/1996           12/15/1998
$12.5 million         6.68%          7.23%          3/15/1996           12/15/1999

     The differences to be paid or received under the terms of the interest rate swap agreements described above are accrued as an adjustment to interest expense for the related debt. Changes in the effective interest rates to be paid by Promus pursuant to the terms of its interest rate agreements will have a corresponding effect on its future cash flows. On January 22, 1996, the above-mentioned $25 million swap was amended and effectively split into two separate agreements, each with a notional amount of $12.5 million. The amended swaps have effective rates of 7.29% and 7.07% maturing in January 1999 and 2000, respectively. These agreements contain a credit risk that the counterparties may be unable to meet the terms of the agreements. Promus minimizes that risk by evaluating the creditworthiness of its counterparties, which are limited to major banks and financial institutions, and does not anticipate nonperformance by the counterparties.

Fair Market Value

Because the terms of the Promus Facility provide that borrowings outstanding under those agreements bear interest at current market rates, management believes that the related liabilities reflected in the consolidated balance sheet as of December 31, 1995 approximate fair market value. The fair market value of the Company's other material financial instruments as of December 31, 1995 were as follows (in thousands):

                                                           Carrying       Market
                                                              Value        Value
--------------------------------------------------------------------------------
Interest rate swaps (used for hedging purposes) .......         $55     $(5,056)

     The amount reflected as the "carrying value" of the interest rate agreements represents the accrual balance as of the date reported. The "market value" represents the estimated amount, considering the prevailing interest rates, that Promus would pay to terminate the agreement as of the date reported.

NOTE 5--COMMITMENTS AND CONTINGENCIES

Contractual Commitments

Promus is liable under certain lease agreements pursuant to which it has assigned the direct obligation to third party interests. Additionally, Promus manages certain hotels for others under agreements that provide for payments or loans to the hotel owners if stipulated levels of financial performance are not maintained. The Company has also provided guarantees for certain loans related to joint venture investments. Promus believes the likelihood is remote that material payments will be required under these agreements. Promus' estimated maximum exposure under such agreements is approximately $39 million over the next 30 years.

FelCor Agreements

In May 1995, Promus entered into a Subscription Agreement with FelCor Suite Hotels, Inc. and FelCor Suites Limited Partnership (FelCor) whereby Promus agreed to purchase up to $25 million in FelCor limited partnership interests to help fund the partnership's acquisition of all-suite upscale hotels to be converted to the Embassy Suites brand. In September 1995, Promus entered into a second agreement with FelCor in connection with FelCor's agreement to acquire the Crown Sterling Suites hotel chain. FelCor plans to convert up to 16 of the Crown Sterling Suites hotels to the Embassy Suites brand. In consideration, Promus agreed to make up to $50 million available to FelCor for the conversions through investments in FelCor common stock. Hotels converted to the Embassy Suites brand under either of these agreements will operate under 20-year license agreements, and 10-year management contracts will be awarded to Promus.

     Subject to some restrictions, the limited partnership interests may be converted to shares of FelCor common stock on a one-for-one basis and the common stock interests may be sold on the open market.

     As of December 31, 1995, Promus had funded approximately $30 million of the total $75 million commitment, and had loaned an additional $7.5 million to FelCor, representing one-half of the deposit required for the Crown Sterling Suites acquisition. The total commitment will be reduced by the amount of such loans outstanding. An additional $30 million was funded in January 1996, and the entire commitment is expected to be funded by the end of the first quarter 1996.

     In connection with these agreements, Promus will guarantee a third party loan to FelCor, not to exceed $25 million. As of December 31, 1995, that facility was not yet in place, and therefore no amounts had been drawn.

Litigation

The Company is a party to various inquiries, administrative proceedings and litigation relating to contracts, sales of property and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, management believes that the final outcome of these matters will not have a materially adverse effect upon Promus' consolidated financial position or its results of operations.

Employment and Severance Agreements

Promus has severance agreements with 13 senior officers of the Company that provide for a payment of 2.99 times the average annual cash compensation (salary and bonus) paid to each such executive for the five preceding calendar years, including such compensation paid during service with Parent. The agreements also provide for accelerated payment of any compensation or awards payable to such executive under any Promus incentive compensation or stock option plan in the event of termination of an executive's employment, as described in the agreements, subsequent to a change in control of Promus, as defined.
The maximum amount of compensation that would be payable under all agreements if a change in control occurred and if such executives were terminated as of December 31, 1995 would be approximately $16.6 million.

Self-Insurance Reserves

Promus self-insures various levels of general liability, workers' compensation and employee medical coverage. All self-insurance reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims. These estimates are based on historical information along with certain assumptions about future events. Changes in assumptions for such things as medical costs and legal expenses, as well as changes in actual experience, could cause these estimates to change in the near term.

NOTE 6--INCOME TAXES

Income tax expense attributable to income before income taxes and extraordinary items consisted of the following (in thousands):

                                                 1995          1994        1993
                                              ---------------------------------
Current
  Federal ..................................  $22,252       $25,396     $12,087
  State ....................................    2,889         1,154       1,186
Deferred
  Federal ..................................    3,004           248         596
  State ....................................    3,674             -           -
                                              ---------------------------------
                                              $31,819       $26,798     $13,869
                                              =================================

     In addition to taxes provided for income before income taxes and extraordinary items, during 1995 Promus provided $1.6 million for extraordinary items and $1.2 million for unrealized gains on marketable equity securities. The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of income before income taxes were as follows:

                                                 1995          1994        1993
                                                -------------------------------
Statutory tax rate .........................     35.0%         35.0%       35.0%
Increases in tax resulting from
  State taxes, net of federal tax benefit ..      5.6           1.8         3.9
  Other ....................................      1.5           5.7         6.1
                                                -------------------------------
                                                 42.1%         42.5%       45.0%
                                                ===============================

     Components of Promus' net deferred tax liability included in the consolidated balance sheets were as follows (in thousands):
                                                               1995        1994
                                                           --------------------
Deferred tax assets
  Deferred income ..........................               $  4,760    $  4,643
  Compensation .............................                  4,581       3,623
  State income taxes .......................                  1,295           -
  Bad debt reserve .........................                    703         593
  Self-insurance reserves ..................                    562           -
  Other ....................................                    270         534
                                                           --------------------
                                                             12,171       9,393
                                                           --------------------
Deferred tax liabilities
  Property and equipment ...................                (23,896)    (19,494)
  Investments in nonconsolidated affiliates.                (14,430)     (8,813)
  Franchise system fund prepayments ........                 (1,333)     (2,746)
  Basis difference in other assets .........                   (850)          -
                                                           --------------------
                                                            (40,509)    (31,053)
                                                           --------------------
      Net deferred tax liability ...........               $(28,338)   $(21,660)
                                                           ====================
Tax Sharing Agreement

In connection with the Spin-Off, Promus and Parent entered into a tax sharing agreement that defines each company's rights and obligations with respect to deficiencies and refunds of federal, state and other income or franchise taxes relating to Promus' business for tax years prior to the Distribution and with respect to certain tax attributes of Promus after the Distribution. In general, with respect to periods ending on or before December 31, 1995, Parent is responsible for (i) filing federal tax returns for Parent and Promus for the periods such companies were members of the same consolidated group, and (ii) paying taxes relating to such returns (to include any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities; Promus will reimburse Parent for the portion of such adjustments relating to the Hotel Business). Promus is responsible for filing returns and paying taxes for periods beginning after the Spin-Off.

NOTE 7--LEASES

Promus leases both real estate and equipment used in its operations through operating and capital leases. Leases that transfer substantially all benefits and risks incidental to ownership of the property are capitalized. In addition to minimum rentals, many leases provide for contingent rents based on percentages of revenue. The average remaining term for operating leases, which generally contain renewal options, extends approximately eight years. The costs of leased assets are amortized over periods not in excess of the lease terms.

     Rental expense associated with operating leases included in the consolidated statements of income was as follows (in thousands):

                                                 1995         1994         1993
                                               --------------------------------
Noncancelable rental expense
  Minimum ..................................   $3,828       $2,400       $2,286
  Contingent ...............................      852          740          601
Other ......................................      863          790          967
                                               --------------------------------
                                               $5,543       $3,930       $3,854
                                               ================================

     The future minimum rental commitments as of December 31, 1995 were as follows (in thousands):

                                                                   Noncancelable
                                                                       Operating
                                                                          Leases
                                                                   -------------
1996 .......................................................             $ 2,187
1997 .......................................................               1,485
1998 .......................................................               1,100
1999 .......................................................                 938
2000 .......................................................                 878
Thereafter .................................................              10,319
                                                                         -------
                                                                         $16,907
                                                                         =======

     Minimum rental commitments exclude contingent rentals, which may be paid under certain leases based on a percentage of revenues in excess of specified amounts.

NOTE 8--EMPLOYEE BENEFIT PLANS

Savings and Retirement Plan

Promus has a defined contribution savings and retirement plan (Promus S&RP) in which participating employees may elect to make pretax and after-tax contributions of up to 16 percent of their eligible earnings, the first six percent of which Promus will match fully. Amounts contributed to the plan are invested, at the participant's option, in a Promus common stock fund, an aggressive stock fund, a diversified stock fund, a long-term bond fund, an income fund and/or a treasury fund. Participants become vested in Promus' matching contributions over seven years of credited service, including any previous credited service under Parent's plan. Promus recognized contribution expense related to the Promus S&RP of $1.4 million in 1995 (which represents expense incurred subsequent to the Spin-Off).

Restricted Stock

Promus has a restricted stock plan (RSP) under which executives and key employees may be awarded shares of Promus common stock. Shares granted under the Promus RSP are restricted as to transfer, are subject to forfeiture prior to vesting and will generally vest evenly over periods from two to four years. The deferred compensation expense is amortized over the vesting period. This expense totaled $0.5 million in 1995 (which represents expense incurred subsequent to the Spin-Off).

Stock Option Plan

Promus has a stock option plan (SOP) under which options may be granted to Promus key management personnel. Promus' SOP allows an option holder to purchase Promus common stock over specified periods of time, generally ten years, at a fixed price equal to the market value at the date of grant. A summary of stock option transactions during 1995 follows:

                                                        Number of Common Shares
                                        Option Price  -------------------------
                                               Range      Options     Available
                                         (per share)  Outstanding     for Grant
                                       ----------------------------------------
Balance--June 30, 1995 .............   $ 2.41-$30.70    1,238,839     2,361,161
1995 grants ........................   $22.56-$24.56      711,150      (711,150)
Exercised ..........................   $ 2.41-$ 9.62      (13,763)            -
Canceled ...........................   $ 9.62-$30.35      (24,171)       24,171
                                       ----------------------------------------
Balance--December 31, 1995 .........   $ 2.41-$30.70    1,912,055     1,674,182
                                       ========================================
Exercisable at December 31, 1995 ...   $ 2.41-$30.70      262,660
                                       ==========================

     Effective for fiscal year 1996, Promus will adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Management intends to adopt the disclosure-only option provided for by this pronouncement.

Deferred Compensation Plans

Promus has deferred compensation plans under which certain employees may defer a portion of their compensation. Amounts deposited into these plans are unsecured and earn interest at rates approved by the Human Resources Committee of the Board of Directors. In connection with the administration of the executive deferred compensation plan, company owned life insurance policies insuring the lives of certain directors, officers and key employees have been purchased. As of December 31, 1995, the total liability under these plans was $8.4 million, and the related cash surrender value of life insurance policies was $11.3 million.

Stock Incentive Plan

The Company established a Promus 1996 Non-Management Directors Stock
Incentive Plan under which (i) directors will automatically receive each February 1, May 1, August 1 and November 1, in lieu of cash payments, shares of Promus common stock based upon one-half of the meeting and retainer fees earned and the fair market value of Promus common stock and (ii) may elect to receive the remaining one-half of compensation due in the form of a cash payment or as Promus common stock. Shares issued under the plan are restricted as to transfer for at least six months after the date of grant. The plan becomes effective as of the date of the 1996 Promus Annual Meeting of Stockholders.

NOTE 9--STOCKHOLDERS' EQUITY

In addition to its common stock, the Company has the following classes of stock authorized but unissued:

Preferred stock, $100 par value, 150,000 shares authorized
Special stock--Series A, $1.125 par value, 5,000,000 shares authorized

     One special right is attached to each outstanding share of common stock. These rights entitle the holders to purchase, under certain conditions, units consisting of fractional shares of Special stock--Series A at a purchase price of $120 per unit, subject to adjustment. The rights also, under certain conditions, entitle certain holders to purchase $240 worth of common stock for $120. These rights expire on May 1, 2005, unless Promus decides to redeem them earlier at $0.01 per right or upon the occurrence of certain other events.

NOTE 10--EXTRAORDINARY ITEMS

During 1995, two Embassy Suites hotels, in which the Company has a 50 percent interest, realized extraordinary gains related to the early payoff and forgiveness of a portion of their existing debt. Promus' share of these nonconsolidated affiliates' gains was $2.8 million, net of income tax expense of $1.6 million. There were no extraordinary items reported in 1994 or 1993.

NOTE 11--NONCONSOLIDATED AFFILIATES

Combined summarized balance sheet and income statement information of nonconsolidated affiliates that Promus accounted for using the equity method as of December 31, 1995 and 1994, and for the three fiscal years ended December 31, 1995, were as follows (in thousands):

                                                     1995       1994       1993
                                                 ------------------------------
Combined Summarized Balance Sheet Information
  Current assets ..............................  $ 33,578   $ 26,178
  Land, buildings, furniture and equipment, net   366,624    376,480
  Other assets ................................    18,435     26,097
                                                 -------------------
    Total assets ..............................   418,637    428,755
                                                 -------------------
  Current portion of long-term debt ...........   187,339      6,019
  Other current liabilities ...................    13,059     15,207
  Long-term debt ..............................    86,292    297,537
  Other liabilities ...........................     1,696        633
                                                 -------------------
    Total liabilities .........................   288,386    319,396
                                                 -------------------
      Net assets ..............................  $130,251   $109,359
                                                 ===================
Combined Summarized Income Statements
  Revenues ....................................  $157,748   $157,686   $150,431
                                                 ==============================
  Operating income ............................  $ 35,161   $ 32,240   $ 27,613
                                                 ==============================
  Net income ..................................  $ 16,438   $  5,221   $    559
                                                 ==============================

     Several of Promus' nonconsolidated affiliates have debt maturities in 1996. These affiliates are in the process of renegotiating this nonrecourse debt. Promus management does not anticipate any material cash outlays in connection with these refinancings. Promus' share of its nonconsolidated affiliates' combined net income is reflected in the accompanying consolidated statements of income as follows (in thousands):

                                                     1995       1994       1993
                                                 ------------------------------
Pre-interest operating income
  (included in revenues--other) ...............  $ 19,569   $ 18,077   $ 15,503
                                                 ==============================
Interest expense (included in
  interest expense) ...........................  $(12,899)  $(12,749)  $(12,707)
                                                 ==============================
Pretax extraordinary gain on
  forgiveness of debt (included
  in extraordinary items, net) ................  $  4,454   $      -   $      -
                                                 ==============================

     The components of investments in and advances to nonconsolidated affiliates as of December 31 were as follows (in thousands):

                                                   1995        1994
                                                -------------------
At equity ..................................    $39,868     $25,551
At cost ....................................     17,622      10,180
At market ..................................     33,016           -
                                                -------------------
                                                $90,506     $35,731
                                                ===================

     Certain Promus joint venture investments have been reduced below zero due to Promus' intention to fund its share of operating losses in the future, if needed. The total amount of these negative investments included in deferred credits and other liabilities in the consolidated balance sheets was $5.2 million and $5.0 million at December 31, 1995 and 1994, respectively.

NOTE 12--SUPPLEMENTAL CASH FLOW INFORMATION

The increase (decrease) in cash and cash equivalents due to the changes in long-term and working capital accounts was as follows (in thousands):

                                                   1995        1994        1993
                                                -------------------------------
Long-term accounts
  Deferred credits and other long-term
    liabilities ............................    $ 4,597     $ 6,792     $ 2,437
  Deferred charges and other assets ........     (2,508)     (1,155)        431
                                                -------------------------------
     Net change in long-term accounts ......    $ 2,089     $ 5,637     $ 2,868
                                                ===============================
Working capital accounts
  Accrued expenses .........................    $ 9,725     $   744     $   564
  Accounts payable .........................      7,824      (4,410)        672
  Receivables ..............................     (3,206)       (859)      3,127
  Prepayments ..............................       (378)       (164)     (2,879)
  Supplies .................................         30         133          41
  Other current assets .....................          -        (366)      3,297
                                                -------------------------------
     Net change in working capital accounts.    $13,995     $(4,922)    $ 4,822
                                                ===============================

Supplemental Disclosure of Noncash Investing and Financing Activities

Concurrent with the Spin-Off, the historical assets and liabilities of the Hotel Business were transferred to Promus by Parent, and the issuance of Promus common stock was completed in connection with the Distribution.

     During 1993, Promus transferred its ownership interest in five hotel properties to a third party in exchange for cash, the assumption by the third party of the related existing mortgage debt totaling $42.2 million and the issuance of $10 million in notes receivable maturing in three to five years. In an unrelated 1993 transaction, Promus sold a hotel property to a third party for cash and assumption by the third party of the related existing $3.3 million mortgage debt.

     These noncash transactions have been excluded from the consolidated statements of cash flows.

Supplemental Disclosure of Cash Paid for Interest and Taxes

The following table reconciles Promus' interest expense, net of interest capitalized, to cash paid for interest (in thousands):

                                                   1995        1994        1993
                                               --------------------------------
Interest expense, net of amount
  capitalized (Note 4) .....................   $ 31,138    $ 30,759    $ 33,061
Adjustments to reconcile to cash paid for
  interest
    Promus' share of interest expense of
      nonconsolidated affiliates (Note 11) .    (12,899)    (12,749)    (12,707)
    Net change in accruals .................     (1,117)          -         125
    Amortization of deferred finance
      charges ..............................       (785)       (733)       (846)
    Net amortization of discounts and
      premiums .............................         (8)        (45)       (869)
    Other ..................................       (246)       (143)       (128)
                                               --------------------------------
Cash paid for interest, net of amount
  capitalized ..............................   $ 16,083    $ 17,089    $ 18,636
                                               ================================
Cash paid for income taxes .................   $ 15,075    $      -    $      -
                                               ================================

     For purposes of this presentation, interest expense allocated to Promus by Parent is assumed to have been paid in the year allocated. Parent was responsible for the payment of Promus' income taxes for periods prior to the Spin-Off (Note 6).

NOTE 13--SUMMARIZED FINANCIAL INFORMATION

Promus Hotels, Inc. (PHI) is a wholly-owned subsidiary of Promus and the primary entity through which the operations of Promus are conducted. PHI is also Promus' principal asset. Summarized financial information for PHI, prepared on the same basis as Promus, as of and for the years ended December 31, is as follows (in thousands):

                                                      1995       1994       1993
                                                  ------------------------------
ASSETS
Current assets ................................   $ 23,246   $ 18,772
Land, buildings, furniture and equipment,
  net .........................................    331,894    301,743
Other assets ..................................    163,714     92,793
                                                  -------------------
                                                   518,854    413,308
                                                  -------------------
LIABILITIES
Current liabilities ...........................     54,851     28,544
Long-term debt ................................    229,479    188,725
Other liabilities .............................     68,112     53,031
                                                  -------------------
                                                   352,442    270,300
                                                  -------------------
    Net assets ................................   $166,412   $143,008
                                                  ===================
Revenues ......................................   $236,020   $222,561   $214,565
                                                  ==============================
Operating income ..............................   $104,137   $ 92,388   $ 66,103
                                                  ==============================
Net income ....................................   $ 46,895   $ 36,319   $ 16,926
                                                  ==============================

NOTE 14--RELATIONSHIP BETWEEN PROMUS AND PARENT AFTER THE DISTRIBUTION

For the purpose of governing certain ongoing relationships between Promus and Parent after the Distribution and to provide mechanisms for an orderly transition, Parent and Promus have entered into various agreements and have adopted policies governing their future relationship. Management believes the agreements are fair to both parties and contain terms comparable to those which would have been reached in arm's-length negotiations with unaffiliated parties (although comparisons are difficult with respect to certain agreements that relate to the specific circumstances of the Distribution).

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

Promus is responsible for preparing the financial statements and related information appearing in this report. Management believes that the financial statements present fairly its financial position, its results of operations and its cash flows in conformity with generally accepted accounting principles. In preparing its financial statements, Promus is required to include amounts based on estimates and judgments that it believes are reasonable under the circumstances.

     Promus maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal auditing staff. Limitations exist in any internal control system, recognizing that the system's cost should not exceed the benefits derived.

     The Board of Directors pursues its responsibility for Promus' financial statements through its Audit Committee, which is composed solely of directors who are not officers or employees of Promus. The Audit Committee meets from time to time with the independent public accountants, management and the internal auditors. Promus' internal auditors report directly to, and the independent public accountants have access to, the Audit Committee, with and without the presence of management representatives.



Michael D. Rose
Chairman of the Board


Jeffery M. Jarvis
Vice President, Controller &
Chief Accounting Officer




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Promus Hotel Corporation:

We have audited the accompanying consolidated balance sheets of Promus
Hotel Corporation (a Delaware corporation) and subsidiaries (Promus) as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended
December 31, 1995. These financial statements are the responsibility of Promus' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Promus as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years ended December 31, 1995, in conformity with generally accepted accounting principles.


                                             ARTHUR ANDERSEN LLP
Memphis, Tennessee
February 6, 1996.


QUARTERLY RESULTS OF OPERATIONS

(Unaudited)
                                             First     Second      Third     Fourth     Fiscal
(In thousands, except per share amounts)   Quarter    Quarter    Quarter    Quarter       Year
                                          ----------------------------------------------------
1995
  Revenues ............................   $ 56,487   $ 61,073   $ 61,618   $ 56,842   $236,020
  Operating income ....................     24,645     27,725     31,380     19,840    103,590
  Net income ..........................      9,604     11,626     15,761      9,588     46,579
  Earnings per share (a and b) ........       0.19       0.23       0.31       0.19       0.90
  Weighted average shares outstanding (b)   51,573     51,573     51,570     51,579     51,569

1994
  Revenues ............................   $ 50,915   $ 58,255   $ 60,102   $ 53,289   $222,561
  Operating income ....................     19,194     23,761     30,643     18,790     92,388
  Net income ..........................      6,131     10,207     13,592      6,389     36,319
  Earnings per share (a and b) ........       0.12       0.20       0.26       0.12       0.70
  Weighted average shares outstanding (b)   51,573     51,573     51,573     51,573     51,573

(a) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average common equivalent shares outstanding.
(b) For purposes of computing earnings per share on a comparable basis, the weighted average shares outstanding for periods prior to the Spin-Off are assumed to be equal to the actual common and common equivalent shares outstanding on June 30, 1995.

SELECTED FINANCIAL DATA


(In thousands)                             1995        1994        1993        1992        1991
                                      ---------------------------------------------------------
Operating Results
  Revenues ........................   $ 236,020   $ 222,561   $ 214,565   $ 206,513   $ 158,004
  Operating income before property
    transactions ..................     101,648      91,762      64,758      49,610      35,206
  Operating income ................     103,590      92,388      66,103      43,897      33,852
  Income (loss) before income taxes
    and extraordinary items .......      75,579      63,117      30,795       3,242      (6,871)
  Net income (loss) ...............      46,579      36,319      16,926       6,361      (4,488)
Total assets ......................     519,809     413,308     438,016     506,111     496,235
Long-term debt (a) ................     229,479     188,725     172,326     216,386     220,609

(a) Includes debt allocated to Promus Hotel Corporation by its Parent for periods prior to the Spin-Off.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Michael D. Rose(2)
  Chairman of the Board,
  Promus Hotel Corporation.
  Memphis, Tennessee
  Director since April 1995.

U. Bertram Ellis, Jr.(1)
  President, Chief Executive Officer & Director,
  Ellis Communications, Inc.
  Atlanta, Georgia
  Director since June 1995.

Debra J. Fields(1)
  Chairman of the Board,
  Mrs. Fields, Inc.
  Salt Lake City, Utah
  Director since June 1995.

Christopher W. Hart(3)
  President,
  Spire Group, Ltd.
  Brookline, Massachusetts
  Director since June 1995.

C. Warren Neel(1,2)
  Dean, College of Business Administration,
  University of Tennessee.
  Knoxville, Tennessee
  Director since June 1995.

Ben C. Peternell(2)
  Senior Vice President,
  Human Resources & Communications,
  Harrah's Entertainment, Inc.
  Memphis, Tennessee
  Director since April 1995.

Michael I. Roth(1)
  Chairman of the Board & Chief Executive Officer,
  Mutual of New York.
  New York, New York
  Director since June 1995.

Raymond E. Schultz(2)
  President & Chief Executive Officer,
  Promus Hotel Corporation.
  Memphis, Tennessee
  Director since April 1995.

Jay Stein(3)
  Chairman of the Board & Chief Executive Officer,
  Stein Mart, Inc.
  Jacksonville, Florida
  Director since June 1995.

David C. Sullivan
  Executive Vice President & Chief Operating Officer,
  Promus Hotel Corporation.
  Memphis, Tennessee
  Director since April 1995.

Ronald Terry(2,3)
  Former Chairman of the Board,
  First Tennessee National Corporation.
  Memphis, Tennessee
  Director since June 1995.

(1) Audit Committee
(2) Executive Committee
(3) Human Resources Committee

CORPORATE EXECUTIVE OFFICERS

Michael D. Rose
  Chairman of the Board

Raymond E. Schultz
  President & Chief Executive Officer

David C. Sullivan
  Executive Vice President & Chief Operating Officer

Donald H. Dempsey
  Senior Vice President & Chief Financial Officer

Thomas L. Keltner
  Senior Vice President, Development

Ralph B. Lake
  Senior Vice President, General Counsel & Secretary

Mark C. Wells
  Senior Vice President, Marketing

OTHER CORPORATE OFFICERS

Carol G. Champion
  Vice President & Treasurer

Vincent C. Ciaramitaro
  Vice President, Financial Services

Patricia R. Ferguson
  Vice President, Human Resources

M. Ronald Halpern
  Vice President & Deputy General Counsel

James T. Harvey
  Vice President, Information Technology

Jeffery M. Jarvis
  Vice President & Controller

INVESTOR INFORMATION

STOCK LISTINGS

  Promus Hotel Corporation common stock trades on the New York Stock Exchange under the ticker symbol PRH. The stock is also listed on the Chicago, Philadelphia and Pacific regional stock exchanges.

ANNUAL MEETING DATE

  Promus Hotel Corporation will conduct its 1996 Annual Meeting of stockholders on April 24, 1996, 11 a.m. (CDT) at the Embassy Hall, Embassy Suites Hotel, 1022 South Shady Grove Road, Memphis, TN.

SHAREHOLDER ACCOUNT ASSISTANCE

  For address changes, account consolidation, registration changes, lost stock certificates and other shareholder services, contact: Continental Stock Transfer & Trust Company, 2 Broadway, New York, NY 10004 or call 800-509-5586.

INVESTOR RELATIONS

  Financial community information requests and requests for financial reports should be directed to: Gregg A. Swearingen, Director, Investor Relations, at 755 Crossover Lane, Memphis, TN 38117, or by calling (901) 680-7222.

FORM 10-K

  A shareholder may receive without charge a copy of the Form 10-K Annual Report filed with the Securities and Exchange Commission by written request to Investor Relations at the address provided in this section or by calling
  (901) 680-7222.

CORPORATE COMMUNICATIONS

  All media inquiries or requests for copies of this report should be directed to: John C. Hawkins, Director, Corporate Communications, at 755 Crossover Lane, Memphis, TN 38117 or by calling (901) 680-7332.

CORPORATE HEADQUARTERS

  755 Crossover Lane
  Memphis, TN  38117
  (901) 374-5000

AUDITORS

  Arthur Andersen LLP
  165 Madison Avenue
  Memphis, TN  38103

RESERVATION INFORMATION

  Guests wishing to make reservations at our properties may do so by calling the following toll-free numbers:

EMBASSY SUITES HOTELS

  1-800-EMBASSY

HAMPTON INN HOTELS

  1-800-HAMPTON

HAMPTON INN & SUITES HOTELS

  1-800-HAMPTON

HOMEWOOD SUITES HOTELS

  1-800-CALL-HOME

INTERNET COMMUNICATIONS

  A company overview, financial highlights, statistical data, operating philosophy and reservations information can be found on the Internet by accessing World Wide Web http://www.promus-hotel.com.

TRADEMARKS

  The following trademarks are used in this report to identify products and services of Promus Hotel Corporation, its subsidiaries and affiliates: Embassy Suites, Hampton Inn, Hampton Inn & Suites, Homewood Suites, People Pledged to Excellence and 1-800-CALL-HOME.

(C) 1996, Promus Hotel Corporation

                                        51