Form 10-K, Exhibit 13
period 1996-12-31
PROMUS HOTEL CORP
filed 1997-03-18
CIK 944647


                                                                                                 Compound
                                                                                                  Annual
                                                                                                  Growth
(In thousands, except percentages)                           1996      1995      1994       1993   Rate

Operating Results
    Revenues                                              $266,625  $236,513  $222,561  $214,565     7.5%
    Operating income before property transactions          123,874   101,648    91,762    64,758    24.1%
    Operating income                                       128,841   103,590    92,388    66,103    24.9%
    Income before income taxes and extraordinary items     109,888    75,579    63,117    30,795    52.8%
    Net income                                              64,724    46,579    36,319    16,926    56.4%
    EBITDA (a)                                             152,831   117,027   104,544    77,456    25.4%
Financial Position
    Total assets                                          $631,965  $519,809  $413,308  $438,016    13.0%
    Current portion of long-term debt                          288       278       533     1,052   (35.1)%
    Long-term debt (b)                                     243,682   229,479   188,725   172,326    12.2%
    Total equity                                           248,089   167,367   143,008   180,522    11.2%
Cash Flows
    Provided by (used in)
         Operating activities                              $84,796   $77,835   $58,187   $54,343
         Investing activities                              (98,119) (102,837)    1,571      (895)
         Financing activities
            Advances from (to) Parent                            -    14,840   (60,975)  (51,367)
            Other                                           14,355    10,609      (219)     (667)
    Capital expenditures                                   157,543   115,714    18,379    20,885


                                                             1996      1995      1994       1993

Financial Percentages and Ratios
    Operating margin before property transactions            46.5%     43.0%     41.2%      30.2%
    Operating margin                                         48.3%     43.8%     41.5%      30.8%
    Return on revenues                                       24.3%     18.5%     16.3%       7.9%
    Return on average invested capital                       15.8%     14.5%     13.7%       8.0%
    Return on average equity                                 31.2%     28.2%     22.5%       8.6%
    Ratio of earnings to fixed charges                        4.3       3.2       3.0        1.9
    Current ratio                                             0.5       0.4       0.7        0.5
    Ratio of book equity to total debt                        1.0       0.7       0.8        1.0
    Ratio of market equity to total debt                      6.2       5.0         -          -
    Ratio of EBITDA to interest paid                          8.1       6.7       6.1        4.2
    Ratio of debt to EBITDA                                   1.6       2.0       1.8        2.2


(a) EBITDA, consisting of income before extraordinary items plus interest, taxes, depreciation, amortization and cash distributions from nonconsolidated affiliates less earnings from nonconsolidated affiliates, is a supplemental financial measurement used by management, as well as by industry analysts, to evaluate Promus Hotel Corporation's operations. However, EBITDA should not be construed as an alternative to operating income (as an indicator of operating performance) or to cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles.

(b) Includes debt allocated to Promus Hotel Corporation by its Parent for periods prior to the Spin-Off.

PERFORMANCE STATISTICS

                                                                   Compound                                             Compound
                                             Number of Hotels        Annual                   Number of Rooms/Suites      Annual
                                  ------------------------------     Growth          ---------------------------------    Growth
                                     1996      1995      1994          Rate             1996        1995        1994        Rate
-----------------------------------------------------------------------------------------------------------------------------------
Embassy Suites   Company owned          9         9         9             -            2,025       2,025       2,025           -
                 Joint venture         22        23        23          (2.2)%          5,578       5,901       5,912        (2.9)%
                 Management
                   contract (a)        47        27        24          39.9 %         11,461       6,280       6,022        38.0 %
                 Franchised            58        55        51           6.6 %         13,583      12,529      11,756         7.5 %
-----------------------------------------------------------------------------------------------------------------------------------
                                      136       114       107          12.7 %         32,647      26,735      25,715        12.7 %
-----------------------------------------------------------------------------------------------------------------------------------
Hampton Inn      Company owned         12        14        15         (10.6)%          1,654       1,916       2,047       (10.1)%
                 Joint venture         19        19        19             -            2,376       2,376       2,376           -
                 Management
                   contract             5         4         4          11.8 %            678         464         464        20.9 %
                 Franchised           584       483       399          21.0 %         62,830      52,958      45,184        17.9 %
-----------------------------------------------------------------------------------------------------------------------------------
                                      620       520       437          19.1 %         67,538      57,714      50,071        16.1 %
---------------------------------------------------------------------------------------------------------------------------------
Homewood Suites  Company owned          7         9         8          (6.5)%            800       1,024         932        (7.4)%
                 Management
                   contract             4         -         -             -              471           -           -           -
                 Franchised            26        21        18          20.2 %          2,628       2,071       1,949        16.1 %
-----------------------------------------------------------------------------------------------------------------------------------
                                       37        30        26          19.3 %          3,899       3,095       2,881        16.3 %
-----------------------------------------------------------------------------------------------------------------------------------
Hampton Inn &    Management
  Suites           contract             1         -         -             -              127           -           -           -
                 Franchised            15         5         -             -            1,719         573           -           -
-----------------------------------------------------------------------------------------------------------------------------------
                                       16         5         -             -            1,846         573           -           -
-----------------------------------------------------------------------------------------------------------------------------------
Total System     Company owned         28        32        32          (6.5)%          4,479       4,965       5,004        (5.4)%
                 Joint venture         41        42        42          (1.2)%          7,954       8,277       8,288        (2.0)%
                 Management
                   contract (a)        57        31        28          42.7 %         12,737       6,744       6,486        40.1 %
                 Franchised           683       564       468          20.8 %         80,760      68,131      58,889        17.1 %
-----------------------------------------------------------------------------------------------------------------------------------
                                      809       669       570          19.1 %        105,930      88,117      78,667        16.0 %
-----------------------------------------------------------------------------------------------------------------------------------

                                                          Managed                      Franchised                         Total
                                      ---------------------------------------------------------------------------------------------
                                             1996            1995            1996            1995            1996          1995
-----------------------------------------------------------------------------------------------------------------------------------
Embassy Vacation   Resort properties            2               1               1               1               3             2
  Resort (b)       Timeshare units            164              48             207             207             371           255
                   Timeshare
                     intervals
                     available              8,364           2,448          10,557          10,557          18,921        13,005
                   Timeshare
                     intervals sold         3,098           1,523           1,426             281           4,524         1,804
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   Compound                                             Compound
                                  Comparable System Hotels(c)        Annual                      Total System Hotels      Annual
                                  -----------------------------      Growth       -------------------------------------   Growth
                                     1996      1995      1994          Rate             1996        1995        1994        Rate
-----------------------------------------------------------------------------------------------------------------------------------
Embassy Suites   Occupancy           75.2%     74.6%     75.0%          0.1 %           73.6%       74.2%       74.9%       (0.9)%
                 ADR              $108.22   $102.33    $96.66           5.8 %        $107.36     $101.90      $97.28         5.1 %
                 RevPAS             81.41     76.38     72.51           6.0 %          79.00       75.61       72.86         4.1 %
-----------------------------------------------------------------------------------------------------------------------------------
Hampton Inn      Occupancy           73.6%     75.1%     75.0%         (0.9)%           72.1%       73.7%       74.3%       (1.5)%
                 ADR              $ 60.85   $ 56.90    $53.61           6.5 %        $ 60.84     $ 56.97      $53.46         6.7 %
                 RevPAR             44.78     42.75     40.23           5.5 %          43.85       42.01       39.74         5.0 %
-----------------------------------------------------------------------------------------------------------------------------------
Homewood Suites  Occupancy           77.2%     78.5%     79.2%         (1.3)%           73.2%       76.9%       78.1%       (3.2)%
                 ADR              $ 88.57   $ 82.20    $76.12           7.9 %        $ 90.40     $ 82.42      $76.38         8.8 %
                 RevPAS             68.41     64.53     60.31           6.5 %          66.14       63.37       59.67         5.3 %
-----------------------------------------------------------------------------------------------------------------------------------
Hampton Inn &    Occupancy              -         -         -             -             63.9%       59.4%          -           -
  Suites         ADR                    -         -         -             -          $ 73.41     $ 70.13           -           -
                 RevPAS                 -         -         -             -            46.89       41.65           -           -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   Total System Room Revenues            Compound
                                      -------------------------------------------------------------        Annual
(In thousands)                                   1996                1995                1994         Growth Rate
-------------------------------------------------------------------------------------------------------------------------
Hampton Inn                               $   997,422         $   823,247         $   677,803                21.3%
Embassy Suites                                852,647             719,378             687,670                11.4%
Homewood Suites                                84,492              68,353              62,080                16.7%
Hampton Inn & Suites                           18,878               2,901                   -                   -
-------------------------------------------------------------------------------------------------------------------------
                                          $ 1,953,439         $ 1,613,879         $ 1,427,553                17.0%
-------------------------------------------------------------------------------------------------------------------------

(a) The December 31, 1995 numbers exclude four Crown Sterling Suites properties with 1,076 suites being managed by Promus, but not yet converted to the Embassy Suites brand. All 16 Crown Sterling Suites properties had been converted to the Embassy Suites brand and included in these numbers as of December 31, 1996.

(b) 1996 includes a resort under construction in the pre-sales phase.

(c) Excludes those hotels that had room additions or were not open for the entire three year reporting period.
                                                                           17

FINANCIAL REVIEW

HIGHLIGHTS
Promus Hotel Corporation (Promus or the Company) achieved outstanding financial results in 1996, as net income increased 40.7%, from a pro forma
$46.0 million in 1995 to $64.7 million in 1996. This performance resulted primarily from strong growth in system room revenues, from $1.6 billion in 1995 to $2.0 billion in 1996, which in turn generated a 27.2% year over year increase in franchise and management fees. The principal driver of this earnings growth was unit growth, as Promus added a record 143 new hotels to its systems in 1996. Another important contributor to financial performance was a significant increase in the number of hotels under Promus management, which increased 83.9% from 31 in 1995 to 57 in 1996. Growth in the franchise and management components of the Company's business led to an increase in the overall operating margin from 43.8% in 1995 to 48.3% in 1996, a higher margin than any of our direct competitors. Promus' continued focus on its high margin franchise business provides excellent results.
  During 1996, Promus also improved its financial position and performance statistics with return on average equity increasing from 28.2% to 31.2%, with an increase of 30.6% in EBITDA from $117.0 million in 1995 to $152.8 million in 1996, and EBITDA increasing to 8.1 times interest paid. Promus received an upgrade in its investment grade rating by Standard & Poor's to BBB+ in 1996. Since the Spin-Off, Promus has made significant capital investments to enhance its return to shareholders. Over the past two years, Promus invested
$273.3 million to maintain product quality, foster growth and improve its expanding operations. Promus' results coupled with continued financial strength are evidence of the Company's commitment to be a financial performance leader in our industry and to creating value for our shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Results of Operations
On June 30, 1995, The Promus Companies Incorporated (Parent) completed the transfer of the operations, assets and liabilities of its hotel business (the Hotel Business), to a new publicly-traded entity, Promus Hotel Corporation. As approved by Parent's Board of Directors and stockholders on May 26, 1995, this entity was spun-off (the Spin-Off) from the Parent and its stock was distributed to Parent's stockholders on a one-for-two basis effective June 30, 1995 (the Distribution). Concurrent with the Distribution, Parent changed its name to Harrah's Entertainment, Inc.
  Through its wholly-owned subsidiary, Promus Hotels, Inc. (PHI), Promus owns, operates and franchises the Embassy Suites, Hampton Inn, Hampton Inn & Suites and Homewood Suites hotel brands primarily through three lines of business: franchise; hotel operations, including management contracts; and hotel real estate and joint venture investments. The Embassy Suites brand is an all-suite hotel brand that management believes comprises the largest all-suite upscale hotel system in the United States by number of hotel suites and system revenue. The Hampton Inn brand offers a limited-facility hotel for the value-conscious consumer and the Homewood Suites brand offers residential-style accommodations designed for the extended-stay traveler. The Hampton Inn & Suites brand is the newest Promus hotel brand which combines, in a single hotel, Hampton style rooms with two-room suites. The Company also operates and licenses an interval ownership system bearing the name Embassy Vacation Resort
(EVR).
  Promus' primary focus is to develop, grow and support its franchise business for all brands. Promus brand hotels are located in almost every state, the District of Columbia and five foreign countries. Promus charges each franchisee royalty fees of generally four percent of suite or room rentals. System-wide room revenues generated by Company owned hotels and reported by franchisees in 1996, 1995 and 1994 were $2.0 billion, $1.6 billion and $1.4 billion, respectively. In addition, Promus earns a licensing fee for new licenses granted to franchisees when the franchise is approved. Promus also receives franchise fees on net interval sales and on suite rental revenues related to EVR properties.

[Description of graph contained in document]

GROWTH IN FRANCHISE & MANAGEMENT FEES (IN THOUSANDS)

             1994:  $ 76,874
             1995:  $ 79,935
             1996:  $101,653

GROWTH IN RETURN ON AVERAGE EQUITY

             1994:  22.5%
             1995:  28.2%
             1996:  31.2%

18   Promus Hotel Corporation

  Promus currently operates 128 Promus-brand hotels (including two EVR properties). Company operated properties include wholly-owned, partially owned through joint ventures and hotels managed for third parties. Promus has followed an asset strategy to own and manage a mix of Promus hotels that can impact profits and enhance its role as franchisor for its brands. Management fee income is based on a percentage of gross revenues, profits, or both, at the related managed property.
  The principal factors affecting Promus' results are: continued growth in the number of hotels; occupancy and room rates achieved by the hotel brands; number and relative mix of owned, managed and franchised hotels; and Promus' ability to manage costs. The number of rooms/suites at franchised and managed properties and revenue per available room/suite (RevPAR/S) significantly affect Promus' results because franchise royalty and management fees are based upon a percentage of rooms/suites revenues. Increases in franchise and management fee revenues have a favorable impact on Promus' operating margin due to minimal incremental costs associated with these incremental revenues.


[Description of graph contained in document]

GROWTH IN SYSTEM REVENUES (IN BILLIONS)

              1994:  $1.4
              1995:  $1.6
              1996:  $2.0

GROWTH IN NET INCOME (IN THOUSANDS)

              1994:  $36,319
              1995:  $46,579
              1996:  $64,724


  Actual historical results of operations for all three years were as follows (in millions, except percentages and per share data):

                                                                                                      Percentage Increase
-------------------------------------------------------------------------------------------------------------------------------
                                       1996                1995                1994            96 vs 95          95 vs 94
-------------------------------------------------------------------------------------------------------------------------------
Revenues                            $ 266.6             $ 236.5             $ 222.6                12.7%              6.2%
Operating income before
  property transactions               123.9               101.6                91.8                21.9              10.7
Operating income                      128.8               103.6                92.4                24.3              12.1
Net income                             64.7                46.6                36.3                38.8              28.4
Earnings per share (a)                 1.25                0.90                0.70                38.9%             28.6%
Operating margin                       48.3%               43.8%               41.5%                4.5pts            2.3pts

(a) For purposes of computing earnings per share on a comparable basis, the weighted average shares outstanding for periods prior to the Spin-Off are assumed to be equal to the actual common and common equivalent shares outstanding on June 30, 1995.

Because Promus began operations as a public company on July 1, 1995, year over year comparison of historical results is difficult. The most notable differences between years relate to the incremental stand-alone public company costs (incurred in the last six months of 1995 and all of 1996), and that prior to the Spin-Off, interest was allocated to Promus from Parent at Parent's higher overall borrowing rate. Results of operations on a pro forma basis were as follows (in millions, except percentages and per share data):

                                                                                                      Percentage Increase
-------------------------------------------------------------------------------------------------------------------------------
                                       1996                1995                1994            96 vs 95          95 vs 94
-------------------------------------------------------------------------------------------------------------------------------
Revenues                            $ 266.6             $ 236.6             $ 224.1                12.7%              5.6%
Operating income before
  property transactions               123.9                98.4                83.7                25.9              17.6
Operating income                      128.8               100.4                84.4                28.3              19.0
Income before property
  transactions and
  extraordinary items, net
  of tax                               61.8                42.1                32.0                46.8              31.6
Net income                             64.7                46.0                32.4                40.7              42.0
Earnings per share (a)                 1.25                0.89                0.63                40.4%             41.3%
Operating margin before
  property transactions                46.5%               41.6%               37.3%                4.9pts            4.3pts
Operating margin                       48.3%               42.4%               37.7%                5.9pts            4.7pts

(a) For purposes of computing earnings per share on a comparable basis, the weighted average shares outstanding for periods prior to the Spin-Off are assumed to be equal to the actual common and common equivalent shares outstanding on June 30, 1995.
                                                                          19

[Description of graph contained in document]

GROWTH IN PRO FORMA EPS

          1994:  $0.63
          1995:  $0.89
          1996:  $1.25

GROWTH IN PRO FORMA OPERATING MARGIN

          1994:  37.7%
          1995:  42.4%
          1996:  48.3%


The increases in revenues, operating income and operating margins are primarily a function of the approval and addition of new franchised hotels, additional management contracts (primarily in 1996 as a result of the FelCor Agreements--see Hotel Brand Development), system-wide increases in ADR and cost containment. The 1996 sales of three company owned hotels (a Hampton Inn and two Homewood Suites) and the 1995 sale of a Hampton Inn hotel impact year over year comparison. Additionally, a company owned Embassy Suites restaurant was leased to a third party in 1994 and a restaurant lease was terminated in 1995 which also impacts the year over year comparisons.
  Company owned hotel revenues for 1996 increased 3.4% or $4.5 million over 1995, while company owned hotel expenses increased only 1.6% or $1.3 million over the same period. For 1995, company owned hotel revenues increased approximately 4.0% or $5.0 million over 1994, while the related operating expenses actually decreased. Although comparable system occupancy rates generally decreased slightly overall in 1996, average daily rates (ADR) have consistently increased, resulting in higher RevPAR/S. On a comparable hotel basis (which excludes those hotels that had room additions or were not open for the entire three year reporting period), 1996 RevPAR/S increased 6.6%, 4.7% and 6.0% over 1995 at Embassy Suites, Hampton Inn and Homewood Suites hotels, respectively. Over the past three years, comparable hotels have posted two year compound annual growth rates in RevPAR/S of 6.0%, 5.5% and 6.5% for Embassy Suites, Hampton Inn and Homewood Suites hotels, respectively.
  Franchise and management fees increased 27.2% or $21.7 million over 1995. As of December 31, 1996, Promus' combined hotel system had grown to include 809 properties and 105,930 rooms/suites (not including EVR properties), representing 20.9% and 20.2% increases over December 31, 1995, respectively. System expansion plus continued year over year RevPAR/S increases have helped generate a compound annual growth rate in total system room revenues of 17.0% from 1994 to 1996. Due in large part to the acquisition and final conversion of the 16 Crown Sterling Suites hotel properties by FelCor in 1996 (see Hotel Brand Development), rooms under management contracts as of December 31, 1996 increased 88.9% over prior year. This continued unit growth in the franchise systems and the expansion of hotels under management contracts, coupled with the continued focus on rate growth and cost management, were the primary contributors to the Company's higher revenues, margins and operating income as compared to prior year.
  Property transactions for 1996 include gains on the sale of three company owned hotels to Equity Inns, Inc. (Equity) and Winston Hotels, Inc. (Winston) (see Hotel Brand Development), and the gain related to the sale of the Company's interest in an Embassy Suites joint venture hotel. For 1995, property transaction gains resulted primarily from the sale of a company owned Hampton Inn hotel to a franchisee, while in 1994 they were generated by the sale of a Hampton Inn hotel and the expiration of certain guarantees and contingencies that had caused a portion of prior years' gains to be deferred. In all years, these property transaction gains were partially offset by miscellaneous asset write-offs.
  Net income for 1996 and 1995 includes approximately $3.4 million and $2.1 million, respectively, of nonrecurring pretax operating income before property transactions from specific transactions related to the restructuring of two joint venture Embassy Suites hotels. Additionally, net income for 1994 includes approximately $4.2 million of pretax nonrecurring operating income before property transactions related primarily to franchise terminations and the release of certain contingencies. Excluding the impact of the nonrecurring items and property transactions discussed above, and extraordinary items, 1996 net income on a pro forma basis increased 46.4% over 1995, and 38.2% from 1994 to 1995.

20   Promus Hotel Corporation

  The following comparison of expenses and other items is based on pro forma results for 1995 and 1994 (in millions, except percentages):

                                                                                                               Percentage
                                                                                                      Increase/(Decrease)
-------------------------------------------------------------------------------------------------------------------------------
                                       1996                1995                1994            96 vs 95          95 vs 94
-------------------------------------------------------------------------------------------------------------------------------
Interest expense, net of
  interest capitalized              $ (29.0)            $ (28.9)            $ (29.6)                0.3 %            (2.4)%
Dividend income                         5.7                 0.5                   -                 N/M               N/M
Interest and other income               4.4                 2.6                 1.5                69.2 %            73.3 %
Extraordinary items, net of
  income tax                              -                 2.8                   -                 N/M               N/M
Effective tax rate                     41.1%               42.1%               42.5%               (1.0)pts          (0.4)pts

Interest expense was relatively flat year over year due primarily to a decrease in interest expense attributable to the Company's nonconsolidated subsidiaries, offset by increases in interest related to deferred compensation balances and the revolving credit facility. Although the interest rates obtained by the Company during 1996 were favorable to 1995 rates, average outstanding debt balances were higher. The decrease in nonconsolidated subsidiaries' interest expense resulted primarily from the joint venture restructurings described above as the properties' debt was replaced with additional equity investments. Also contributing to the decrease are the more favorable terms that have been secured on several other joint ventures' debt instruments over the past year. The decrease in interest expense from 1994 to 1995 was primarily attributable to lower rates of interest partially offset by higher average debt balances allocated to Promus from Parent before the Spin-Off and increases in interest attributable to deferred compensation balances.
  Dividend income in 1996 and 1995 relates to Promus' investments in three Real Estate Investment Trusts (REITs) (see Hotel Brand Development). Interest and other income has increased due primarily to increased mezzanine loans with franchisees and interest charged on Promus' investment in the franchise system.
  During 1995, two Embassy Suites hotels in which the Company has a 50 percent interest realized extraordinary gains related to the early payoff and forgiveness of a portion of their existing debt. The cash to fund the early debt payoffs was made available through additional capital contributions to the joint ventures of approximately $10 million from each of its partners. Promus' share of these nonconsolidated affiliates' gains, net of applicable income tax expense, was $2.8 million.
  The effective tax rate for all periods is higher than the federal statutory rate primarily due to state income taxes.

Hotel Brand Development
Overall
There were 140 net hotels (17,813 rooms) added to the Promus hotel systems during 1996 compared with 99 (9,450 rooms) in 1995. This continued development growth is impressive considering that, per the latest available information provided by Smith Travel Research as of December 31, 1996, Promus hotel brands had a 3.0% share of the entire United States room supply and accounted for 12.7% of new rooms, excluding casino related hotel rooms, added to the market from ground-up construction during 1996. The acquisition and final conversion of the Crown Sterling Suites hotels to the Embassy Suites brand was the primary reason for the brand adding 22 hotels and 5,912 suites in 1996, representing 19.3% and 22.1% increases over 1995, respectively. The Hampton Inn, Hampton Inn & Suites and Homewood Suites brands together added a net 118 hotels and 11,901 rooms in 1996, representing 21.3% and 19.4% increases over 1995, respectively.
  Promus increased its development pipeline at year end 1996 by 20.2% to 351 properties either in the design or construction phase. As of December 31, 1996, 145 properties were under construction (excluding EVR properties), 141 of which will operate under franchise licenses: 95 Hampton Inn hotels; 12 Embassy Suites hotels; 17 Homewood Suites hotels and 17 Hampton Inn & Suites hotels. The 145 properties will add nearly 16,000 rooms or suites to the Promus hotel system. The remaining 206 hotels in the pipeline were approved and in the design phase at December 31, 1996, although construction had not yet begun.

Homewood Suites and Hampton Inn & Suites
Brand Development
Promus' internal development plans over the next several years will be focused on growing the newer and therefore less mature Homewood Suites and Hampton Inn & Suites hotel brands. During 1996, Promus opened eight Homewood Suites hotels and eleven Hampton Inn & Suites hotels. Of the 206 hotels in the design phase at December 31, 1996, 29 were Homewood Suites and another 29 were Hampton Inn & Suites. The Company plans to follow its overall strategy of growing these brands through franchise and management contracts, but recognizes some franchisees' difficulty in obtaining conventional financing for such projects. As a result, the Company has initiated several programs designed to bridge the gap between the financing that is currently available and the equity required by the prospective owners.
  During 1996, Promus entered into strategic development alliances with Equity and Winston whereby Promus will invest up to $15.0 million in the common stock of both the Equity and Winston REITs as they purchase existing or to be constructed

Promus hotels from the Company. Promus currently plans to build approximately seven to ten Homewood Suites and/or Hampton Inn & Suites properties per year at an average cost of $7-10 million per property. Of those hotels built each year, several are expected to be offered for sale to Equity and Winston at Promus' cost of construction. Promus will receive 20-year license agreements and 10-year management contracts for all hotels developed or purchased pursuant to these alliances.
  During 1996, two existing company owned properties were sold to Equity and one to Winston for cash proceeds of $25.5 million. Additionally, two hotels were developed for and sold to Equity at Promus' cost of construction. As a result of these property sales, Promus has invested $7.1 million and $1.5 million in the common stock of the Equity and Winston REITs, respectively. Based on the market value of that common stock as of December 31, 1996, Promus recorded an unrealized gain of $1.1 million (before tax) directly to stockholders' equity.
  Promus has also developed a mezzanine financing program. Under the program, Promus provides conservatively underwritten secondary financing to franchisees. A minimum of 20 percent equity is required by the borrower, and the investment must meet certain defined underwriting criteria. The terms of the first mortgage and the mezzanine financing must be acceptable to Promus and the first mortgage lender, with whom Promus will enter into an inter-creditor agreement. Promus provided $6.9 million in mezzanine loans during 1996, and anticipates providing an additional $16.0 million in mezzanine loans during 1997. Additionally, $2.8 million was repaid during the year.
Outstanding loans bear interest at rates ranging from 10.0% to 10.25%.

Embassy Suites Brand Development
In May 1995, Promus entered into a Subscription Agreement with FelCor Suite Hotels, Inc. and FelCor Suites Limited Partnership (FelCor) whereby Promus purchased $25.0 million in FelCor limited partnership interests to help fund the partnership's acquisition of all-suite upscale hotels converted to the Embassy Suites brand. In September 1995, Promus entered into a second agreement with FelCor in connection with FelCor's agreement to acquire the Crown Sterling Suites hotel chain. FelCor has converted 16 of the Crown Sterling Suites hotels acquired (over 4,000 suites) to the Embassy Suites brand. In consideration, Promus made a $50.0 million investment in FelCor common stock and has guaranteed repayment of up to $25.0 million of a third party loan advanced to FelCor. Hotels converted to the Embassy Suites brand under these agreements operate under 20-year license agreements, and 10-year management contracts have been awarded to Promus. Subject to some restrictions, the limited partnership interests may be converted to shares of FelCor common stock on a one-for-one basis and the common stock may be sold on the open market.
  As of December 31, 1996, FelCor had acquired 24 all-suite hotel properties (including 16 Crown Sterling Suites hotels) under these agreements. Of the eight non-Crown Sterling Suites hotels acquired, five had been Embassy Suites hotels before their acquisition, and two of those five were already being managed by Promus. Based on the market value of FelCor common stock as of December 31, 1996, Promus has recorded an unrealized gain of $26.7 million (before tax) directly to stockholders' equity. This unrealized gain, as well as the unrealized gain on the Equity and Winston common stock investments, will change with increases or decreases in the market value of the common stock; however, no earnings impact will be realized until the stock is actually sold.
  Including the properties acquired pursuant to these agreements, FelCor owned or had an interest in 40 Embassy Suites hotels as of December 31, 1996, which represents 4.9% and 9.3% of all Promus brand hotels and hotel rooms, respectively. Those 40 hotels contributed approximately 10.6% of total system revenues and 11.4% of the Company's franchise and management fee revenue for 1996. Subsequent to year end, FelCor acquired an ownership interest in an additional eight Embassy Suites hotels that are already managed by Promus.
  Promus has also entered into an agreement with Remington Hotel Corporation and Nomura Asset Capital Corporation to develop ten Embassy Suites hotels that will incorporate a new 150-200 suite prototype design. Promus will provide a portion of the total project capital through a form of mezzanine financing. Investments pursuant to this agreement are expected to total approximately $6.0 million in 1997.
  The Company has two managed and one franchised EVR properties. The resort at Poipu Point on the Hawaiian island of Kauai was converted to the EVR brand and has 207 suites. The resort in Orlando, Florida, which is under construction, has 102 suites open and will add an additional 268 suites over the next four years. Construction is underway on the resort in South Lake Tahoe, California, which will add 210 suites over the next five years. Sales of timeshare intervals are underway at all three resorts.
  Promus has entered into a five-year joint venture development agreement with Vistana Development, Ltd. (Vistana) to acquire, develop, manage and market vacation ownership resorts in North America under Promus brand names. Vistana will serve as managing partner and project developer, and will market the timeshare units. Promus will serve as franchisor and manager of these joint venture properties. Promus will own a 50 percent interest in each project.

Capital Spending
Investment in Franchise System
Promus made additional investments in its franchise system infrastructure during 1996 relating primarily to the addition of new system hotels, enhancements made to the systems already in place at existing hotels and the construction of a new reser-

22  Promus Hotel Corporation
vation call center in Tampa, Florida. During 1996, the Company invested approximately $15.0 million and plans to spend an additional $7.0 million in 1997 on franchise system expansion and enhancements.

Other
Ongoing refurbishment of Promus' existing company owned hotel properties to maintain the quality standards set for those properties will continue in 1997 at an estimated annual cost of approximately $12 million. During 1996, $10.6 million in costs were incurred for hotel refurbishment.
  During 1996, Promus incurred $12.7 million in costs to renovate its corporate headquarters. An additional $3 million is estimated to be spent on the renovation in 1997.
  Cash necessary to finance projects currently under development, as well as additional projects to be developed by Promus, will be made available from operating cash flows, the Promus Facility (see Liquidity and Capital Resources), joint venture partners, specific project financing, sales of existing hotel assets and, if necessary, Promus debt and equity offerings. Promus' capital expenditures totaled $157.5 million during 1996. The Company expects to spend approximately $150 million during 1997 to fund hotel and EVR development, to refurbish existing facilities, for investments in the common stock of Equity and Winston, for hotel business systems, to make advances under mezzanine loan agreements and for other corporate related projects. However, some of these expenditures are expected to be offset by the receipt of proceeds from additional hotel sales to Equity and Winston.

Liquidity and Capital Resources
The accompanying financial statements, for periods before the Spin-Off, represent the portion of Parent's historical revenues, expenses, assets, liabilities and cash flows associated with the Hotel Business. The 1995 and 1994 year to date results of operations and cash flows do not provide accurate indications of Promus' future results as a separate corporation. The most significant items that will affect liquidity and capital resources as a result of the Spin-Off are incremental costs associated with operating as a stand alone company, a decrease in the Company's average borrowing rate, and Promus' payment of state and federal income taxes and interest expense subsequent to the Distribution (Parent historically paid both).
  Cash flows from operating activities were $84.8 million, $77.8 million and $58.2 million in 1996, 1995 and 1994, respectively. Year over year comparisons are difficult due primarily to the fact that prior to the Spin-Off, income taxes and interest expense were assumed to be paid in the period incurred. If those amounts had also been paid in the year they were incurred subsequent to the Spin-Off, cash flows from operating activities would have been $92.8 million, $73.5 million and $58.2 million in 1996, 1995 and 1994, respectively, resulting in increases over the prior year of 26.3% in both 1996 and 1995, respectively.


[Description of graph contained in document]

GROWTH IN EBITDA (IN THOUSANDS)

           1994:  $104,544
           1995:  $117,027
           1996:  $152,831

  Earnings before interest, taxes, depreciation and amortization plus cash distributions from nonconsolidated affiliates less earnings from nonconsolidated affiliates (EBITDA) is a supplemental financial measurement used by management as well as by industry analysts to evaluate operations. It should not be construed as an alternative to operating income (as an indicator of operating performance) or to cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles. A comparison of EBITDA and the related margins is as follows (dollars in millions):

                                                                                                      Percentage Increase
-------------------------------------------------------------------------------------------------------------------------------
                                       1996                1995                1994            96 vs 95          95 vs 94
-------------------------------------------------------------------------------------------------------------------------------
EBITDA                              $ 152.8             $ 117.0             $ 104.5                30.6%             12.0%
EBITDA margin                          57.3%               49.5%               47.0%                7.8pts            2.5pts
EBITDA to interest paid                 8.1x                6.7x                6.1x                1.4pts            0.6pts

On December 31, 1996, the Company had a working capital deficit of $27.8 million, which is a $3.6 million improvement over the deficit at December 31, 1995. The working capital deficit results primarily from Promus' cash management program whereby all excess cash is used to pay down amounts outstanding under the Promus Facility. Therefore, the Company does not believe that the current ratio is an appropriate measure of its short-term liquidity without considering availability under the Promus Facility.

  During 1995 the Company entered into the Promus Facility which consists of two agreements, the significant terms of which are as follows:


                               Total              Maturity                          Interest                        Facility
                            Facility                  Date                              Rate                            Fees
---------------------------------------------------------------------------------------------------------------------------------
                                                                   Base Rate, as defined, or     0.10% of the total facility
Five-Year Revolver      $300,000,000      November 1, 2001          LIBOR +22.5 basis points
                                                                   Base Rate, as defined, or     0.08% of the total facility
Extendible Revolver     $ 50,000,000          June 4, 1997          LIBOR +24.5 basis points

The Extendible Revolver is a 364-day facility with annual renewals and may be converted into a two-year term loan with equal amortizing payments over such two-year period. Facility fees and interest on Base Rate loans are paid quarterly. The agreements contain a tiered scale for facility fees and the applicable LIBOR spread (current rates for both reflected above) that is based on the more favorable of Promus' current credit rating (recently upgraded by Standard & Poor's to BBB+) or the leverage ratio, as defined. They also contain provisions that restrict certain investments, limit the Company's ability to incur additional indebtedness and pay dividends, and require that certain performance ratios be maintained. As of December 31, 1996 and 1995, Promus was in compliance with all such covenants.
  The Five-Year Revolver includes a sublimit for letters of credit of $20.0 million. At December 31, 1996, approximately $12.4 million in letters of credit were outstanding under this agreement (related primarily to the Company's self-insurance reserves). There was approximately $94.5 million of availability under the Promus Facility as of December 31, 1996. The remaining borrowing capacity available under the Promus Facility is available for working capital, hotel development and other general corporate purposes. Both the Extendible Revolver and the Five-Year Revolver are unsecured.
  As of December 31, 1996, Promus was a party to several interest rate swap agreements that bear a total notional amount of $100.0 million. The effect of the swap agreements was to convert a portion of the Company's variable rate debt under the Promus Facility to a fixed rate of interest. The weighted average effective fixed rate pursuant to the agreements, which expire between December 1998 and March 2000, was approximately 7.2% at December 31, 1996.
  The Company has filed a shelf registration for up to $300 million in debt securities with the Securities and Exchange Commission. The securities issuable under the registration statement may be offered from time to time in one or more series, in amounts, at prices and on terms to be determined at the time of the offerings.

Relationship With Parent
For the purpose of governing certain of the ongoing relationships between Promus and Parent after the Distribution and to provide mechanisms for an orderly transition, Parent and Promus have entered into various agreements and adopted policies to govern their future relationship. Management believes that the agreements are fair to both parties and contain terms comparable to those which would have been reached in arm's-length negotiations with unaffiliated parties (although comparisons are difficult with respect to certain agreements that relate to the specific circumstances of the Distribution).

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

Effects of Inflation and Current Economic Condition
Generally, Promus has not experienced any significant negative effect on its hotels and food and beverage operations because of inflation. To date, Promus has been able to increase rates and prices and thereby pass on the effects of inflationary cost increases. Although competitive conditions may limit the industry's future ability to raise room rates at the rate of inflation, management believes that each of its hotel brands has rate growth potential in excess of the inflation rate. Promus will continue to emphasize cost containment and productivity improvement programs. Inflation tends to increase the underlying value of Promus' real estate and management and franchise contracts.
  Although significant growth in the general economy is not expected for 1997, moderate but stable growth is anticipated in the hotel industry, as demand is increasing at a greater rate than supply. Promus hotel brands lead the industry in the percentage of guests who intend to make return visits, and in guest satisfaction, due largely to the 100% Satisfaction Guarantee offered unconditionally throughout the entire Promus hotel system.

24   Promus Hotel Corporation

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

Promus is responsible for preparing the financial statements and related information appearing in this report. Management believes that the financial statements present fairly its financial position, its results of operations and its cash flows in conformity with generally accepted accounting principles. In preparing its financial statements, Promus is required to include amounts based on estimates and judgments which it believes are reasonable under the circumstances.
  Promus maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal auditing staff. Limitations exist in any internal control system, recognizing that the system's cost should not exceed the benefits derived.
  The Board of Directors pursues its responsibility for Promus' financial statements through its Audit Committee, which is composed solely of directors who are not officers or employees of Promus. The Audit Committee meets from time to time with the independent public accountants, management and the internal auditors. Promus' internal auditors report directly to, and the independent public accountants have access to, the Audit Committee, with and without the presence of management representatives.

Michael D. Rose
Chairman of the Board

Jeffery M. Jarvis
Vice President, Controller &
Chief Accounting Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors
  of Promus Hotel Corporation:
We have audited the accompanying consolidated balance sheets of Promus Hotel Corporation (a Delaware corporation) and subsidiaries (Promus) as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended
December 31, 1996. These financial statements are the responsibility of Promus' management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Promus as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years ended December 31, 1996, in conformity with generally accepted accounting principles.


[Arthur Andersen LLP]

Memphis, Tennessee
February 5, 1997

CONSOLIDATED BALANCE SHEETS
As of December 31

(In thousands, except share amounts)             1996       1995
                                            ---------  ---------
ASSETS
Current assets
  Cash and cash equivalents                 $   3,700  $   2,668
  Receivables, including notes
    receivable of $264 and $497, less
    allowance for doubtful accounts of
    $1,180 and $1,172                          18,307     14,837
  Deferred income taxes (Note 6)                  932      3,492
  Prepayments and other (Note 3)                7,626      2,429
                                            ---------  ---------
    Total current assets                       30,565     23,426
                                            ---------  ---------

Land, buildings, furniture and
  equipment
  Land                                         56,231     60,818
  Buildings and improvements                  255,495    259,224
  Furniture, fixtures and equipment           127,346    107,139
                                            ---------  ---------
                                              439,072    427,181
Less: accumulated depreciation               (118,659)  (101,534)
                                            ---------  ---------
                                              320,413    325,647

Investments in and advances to
  nonconsolidated affiliates (Note 11)        186,766     90,506
Investment in franchise system                 48,750     37,899
Deferred costs and other                       45,471     42,331
                                            ---------  ---------
                                            $ 631,965  $ 519,809
                                            =========  =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                          $  20,753  $  18,202
  Accrued expenses (Note 3)                    37,361     36,371
  Current portion of long-term debt
    (Note 4)                                      288        278
                                            ---------  ---------
    Total current liabilities                  58,402     54,851
                                            ---------  ---------
Long-term debt (Note 4)                       243,682    229,479
Deferred credits and other                     40,834     36,282
Deferred income taxes (Note 6)                 40,958     31,830
                                            ---------  ---------
                                              383,876    352,442
                                            ---------  ---------
Commitments and contingencies (Notes 5
  through 7)
Stockholders' equity (Note 9)
  Common stock, $0.10 par value,
    360,000,000 shares authorized,
    51,399,117 and 51,371,152 shares
    outstanding, net of 5,698 and
    2,626 shares held in treasury               5,140      5,137
  Capital surplus                             136,513    136,057
  Retained earnings                            90,073     25,349
  Deferred compensation related to
    restricted stock (Note 8)                    (598)      (998)
  Unrealized gain on marketable equity
    securities, net of related
    deferred tax liability of $10,844
    and $1,165                                 16,961      1,822
                                            ---------  ---------
                                              248,089    167,367
                                            ---------  ---------
                                            $ 631,965  $ 519,809
                                            =========  =========

The accompanying notes are an integral part of these consolidated balance sheets.

26   Promus Hotel Corporation

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31

(In thousands)                            1996          1995          1994
                                      --------      --------      --------
Revenues
  Company owned hotels
    Rooms                             $121,000      $116,094      $110,205
    Food and beverage                    6,353         7,180         8,001
    Other                                7,190         6,805         6,879
  Franchise and management fees        101,653        79,935        76,874
  Other                                 30,429        26,499        20,602
                                      --------      --------      --------
      Total revenues                   266,625       236,513       222,561
                                      --------      --------      --------
Operating expenses
  Company owned hotels
    Rooms                               58,823        56,228        56,952
    Food and beverage                    5,982         6,832         7,760
    Other                               12,452        12,946        12,547
  Other operating expenses              26,182        24,111        26,764
  Depreciation expense                  22,246        20,890        18,829
  Corporate expense                     17,066        13,858         7,947
                                      --------      --------      --------
      Total operating expenses         142,751       134,865       130,799
                                      --------      --------      --------
Operating income before property
  transactions                         123,874       101,648        91,762
Property transactions                    4,967         1,942           626
                                      --------      --------      --------
Operating income                       128,841       103,590        92,388
Interest expense, net of interest
  capitalized (Notes 4 and 11)         (29,016)      (31,138)      (30,759)
Dividend income                          5,713           547             -
Interest and other income                4,350         2,580         1,488
                                      --------      --------      --------
Income before income taxes and
  extraordinary items                  109,888        75,579        63,117
Provision for income taxes (Note
  6)                                   (45,164)      (31,819)      (26,798)

                                      --------      --------      --------
Income before extraordinary items       64,724        43,760        36,319
Extraordinary items, net of income
  tax of $1,635 (Note 10)                    -         2,819             -
                                      --------      --------      --------
Net income                            $ 64,724      $ 46,579      $ 36,319
                                      ========      ========      ========

Earnings per share                       $1.25           (a)           (a)
                                      ========      ========      ========

(a) Not applicable; see Note 2 (Earnings Per Share).
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31
(Note 9)

                                                                          Deferred
                                                                      Compensation    Unrealized
                                                                        Related to       Gain on
                                Common Stock                            Restricted    Marketable        Parent
                            ----------------    Capital   Retained           Stock        Equity       Company
(In thousands)              Shares    Amount    Surplus   Earnings        (Note 8)    Securities    Investment     Total
                            ------    ------    -------   --------    ------------    ----------    ----------  --------
Balance--December 31,
  1993                           -    $    -    $     -    $     -       $       -       $     -     $ 180,522  $180,522
Net income                       -         -          -          -               -             -        36,319    36,319
Intercompany activity
  with Parent                    -         -          -          -               -             -       (73,833)  (73,833)
                           -------    ------    -------   --------    ------------    ----------    ----------  --------
Balance--December 31,
  1994                           -         -          -          -               -             -       143,008   143,008
Net income--January 1,
  1995 through June 30,
  1995                           -         -          -          -               -             -        21,230    21,230
Intercompany activity
  with Parent--January 1,
  1995 through June 30,
  1995                           -         -          -          -               -             -       (24,656)  (24,656)
Spin-Off of the
  Company (Note 1)          51,352     5,135    135,801          -          (1,354)            -      (139,582)        -
Shares issued under
  incentive
  compensation plan              8         1        174          -            (175)            -             -         -
                           -------    ------    -------   --------    ------------    ----------     ---------  --------
Balance--June 30, 1995      51,360     5,136    135,975          -          (1,529)            -             -   139,582
Net income--July 1,
  1995 through
  December 31, 1995              -         -          -     25,349               -             -             -    25,349
Net shares issued
  under incentive
  compensation plans,
  including income tax
  benefit of $97                11         1         82          -             531             -             -       614
Unrealized gain on
  marketable equity
  securities, net of
  related deferred tax
  liability of $1,165            -         -          -          -               -         1,822             -     1,822
                           -------    ------    -------   --------    ------------    ----------     ---------  --------
Balance--December 31,
  1995                      51,371     5,137    136,057     25,349            (998)        1,822             -   167,367
Net income                       -         -          -     64,724               -             -             -    64,724
Net shares issued
  under incentive
  compensation plans,
  including income tax
  benefit of $130               28         3        456          -             400             -             -       859
Unrealized gain on
  marketable equity
  securities, net of
  related deferred tax
  liability of $9,679            -         -          -          -               -        15,139             -    15,139
                           -------    ------   --------   --------      ----------    ----------    ----------  --------
Balance--December 31,
  1996                      51,399    $5,140   $136,513    $90,073       $    (598)      $16,961    $        -  $248,089
                           =======    ======   ========   ========      ==========    ==========    ==========  ========

The accompanying notes are an integral part of these consolidated financial statements.

28   Promus Hotel Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31
(Note 12)

(In thousands)                            1996          1995          1994
                                      --------     ---------      --------
Cash flows from operating
  activities
  Net income                          $ 64,724     $  46,579      $ 36,319
  Adjustments to reconcile net
    income to cash flows from
    operating activities
    Extraordinary items                      -        (4,454)            -
    Depreciation and amortization       24,942        24,063        21,226
    Other noncash items                 (4,869)       (2,217)       (2,762)
    Equity in earnings and
      distributions from
      nonconsolidated affiliates           807           (61)        2,969
    Net gains from property
      transactions                      (3,107)       (2,159)         (280)
    Net change in long-term
      accounts                           4,826         2,089         5,637
    Net change in working capital
      accounts                          (2,527)       13,995        (4,922)
                                      --------     ---------      --------
      Cash flows provided by
        operating activities            84,796        77,835        58,187
                                      --------     ---------      --------
Cash flows from investing
  activities
  Land, buildings, furniture and
    equipment additions                (56,301)      (55,872)      (13,626)
  Proceeds from property
    transactions                        43,537         7,843        19,164
  Investments in and advances to
    nonconsolidated affiliates         (76,835)      (47,832)       (1,657)
  Advances under Mezzanine loan
    agreements                          (6,887)       (7,899)       (1,000)
  Repayments under Mezzanine loan
    agreements                           2,750         1,500             -
  Proceeds from sale of equity
    investments                          2,224             -             -
  Net investment in franchise
    system                             (17,520)       (4,111)       (2,096)
  Recovery of investment in
    franchise system                     6,703         4,249         3,507
  Other                                  4,210          (715)       (2,721)
                                      --------     ---------      --------
      Cash flows (used in)
        provided by investing
        activities                     (98,119)     (102,837)        1,571
                                      --------     ---------      --------
Cash flows from financing
  activities
  Net borrowings under revolving
    credit facility                     14,500        10,600             -
  Debt retirements                        (286)         (284)         (219)
  Advances from (to) Parent                  -        14,840       (60,975)
  Other                                    141           293             -
                                      --------     ---------      --------
      Cash flows provided by (used
        in) financing activities        14,355        25,449       (61,194)
                                      --------     ---------      --------
Net increase (decrease) in cash
  and cash equivalents                   1,032           447        (1,436)
Cash and cash equivalents,
  beginning of year                      2,668         2,221         3,657
                                      --------     ---------      --------
Cash and cash equivalents, end of
  year                                $  3,700     $   2,668      $  2,221
                                      ========     =========      ========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996

NOTE 1--BASIS OF PRESENTATION AND ORGANIZATION
On June 30, 1995, The Promus Companies Incorporated (Parent) completed the transfer of the operations, assets and liabilities of its hotel business (the Hotel Business), to a new publicly-traded entity, Promus Hotel Corporation (Promus or the Company). As approved by Parent's Board of Directors and stockholders on May 26, 1995, this entity was spun-off (the Spin-Off) from the Parent and its stock was distributed to Parent's stockholders on a one-for-two basis effective June 30, 1995 (the Distribution). Concurrent with the Distribution, Parent changed its name to Harrah's Entertainment, Inc.
  Through its wholly-owned subsidiary (Promus Hotels, Inc.), Promus owns, operates and franchises the Embassy Suites, Hampton Inn, Hampton Inn & Suites, and Homewood Suites hotel brands primarily through three lines of business: franchise; hotel operations, including management contracts; and hotel real estate and joint venture investments. The Embassy Suites brand is a full-service hotel brand that management believes comprises the largest all-suite upscale hotel system in the United States by number of suites and system revenue. The Hampton Inn brand is a limited-service hotel for the value-conscious consumer and the Homewood Suites brand offers residential-style accommodations designed for the extended stay traveler. The Hampton Inn & Suites brand is the newest Promus hotel brand that combines, in a single hotel, Hampton style rooms with two-room suites. The Company also operates and licenses an interval ownership system bearing the name Embassy Vacation Resort
(EVR).
  Promus' primary focus is to develop, grow and support its franchise business for all brands. Promus hotel brands are located in virtually every state, the District of Columbia and five foreign countries. Promus charges each franchisee royalty fees of generally four percent of suite or room rentals. System-wide room revenues generated by company owned hotels and reported by franchisees in 1996, 1995 and 1994 were $2.0 billion, $1.6 billion and $1.4 billion, respectively. In addition, Promus earns a licensing fee for new licenses granted to franchisees when the franchise is approved. Promus also receives franchise fees on net interval sales and on suite revenue related to EVR properties.
  Promus currently operates more than 125 Promus-brand hotels. Company operated properties include wholly-owned, partially owned through joint ventures and hotels managed for third parties. Promus has followed an asset strategy to own and manage a mix of Promus hotels that can impact profits and enhance its role as franchisor. Management fee income is based on a percentage of gross revenues, profits, or both at the related managed property.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The accompanying financial statements for periods before the Spin-Off, represent the portion of Parent's historical revenues, expenses, assets, liabilities and cash flows associated with the Hotel Business. The preparation of these financial statements required the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses.
  All significant intercompany accounts and transactions have been eliminated. Investments in 50% or less owned companies and joint ventures over which Promus has the ability to exercise significant influence are accounted for using the equity method. Promus reflects its share of income before interest expense and extraordinary gain of these nonconsolidated affiliates in revenues -other. Promus' proportionate share of interest expense and extraordinary gain of such nonconsolidated affiliates is included in interest expense and extraordinary items, respectively, in the consolidated statements of income (see Note 11 for combined summarized financial information regarding these nonconsolidated affiliates). Management believes Promus' inclusion of its proportionate share of the interest expense of its equity investees in interest expense is the preferable presentation due to the nature of its equity investments.

Cash Equivalents
Cash equivalents are highly liquid investments with a maturity of less than three months and are stated at the lesser of cost or market.

Land, Buildings, Furniture and Equipment
Land, buildings, furniture and equipment are stated at cost. Land includes land held for future development or disposition which totaled $7.4 million and $9.6 million at December 31, 1996 and 1995, respectively. Improvements and extraordinary repairs that extend the life of the asset are capitalized. Maintenance and repairs are expensed as incurred. Construction in progress, which is reflected in buildings and improvements in the accompanying consolidated balance sheets, was $32.2 million and $20.2 million at December 31, 1996 and 1995, respectively. Interest expense is capitalized on constructed assets at Promus' overall weighted average borrowing rate. The Company capitalized interest of $1.6 million and $1.4 million in 1996 and 1995, respectively. No material amounts of capitalized interest were recorded during 1994.

30   Promus Hotel Corporation

  Depreciation expense is calculated using the straight-line method over the estimated useful life of the assets or over the related lease term, as follows:

Buildings and improvements                   10 to 40 years
Furniture, fixtures and equipment             2 to 15 years

Investment in Franchise System
Promus' investment in franchise system includes the costs for computer systems to operate the centralized marketing and reservation center and a property management system that interacts with several operational software packages which are available to each Promus franchised hotel. Promus is reimbursed for these costs by the respective brand system fund over their estimated useful lives. Generally, the owner of each hotel, including Promus' company owned hotels, contributes 3.5 to 4.0 percent of suite or room revenues to its brand's fund.

Revenue Recognition
Room revenue represents revenue derived from the rental of rooms and suites for hotels majority owned by Promus. Food and beverage revenues represent revenues from company owned restaurants and lounges.

Amortization
Deferred management and franchise contract costs are amortized on a straight-line basis over the term of the related contract, generally 10 to 20 years. Deferred finance charges are amortized over the term of the related debt agreement (see Note 4).

Property Transactions
Property transactions include gains and losses from asset sales, including sales of joint venture equity interests, write-downs of assets to net realizable value and the ongoing costs of Promus' asset management staff. The operations of properties sold are included in the financial statements through the date of sale.

Treasury Stock
Shares of Promus' common stock held in treasury are reflected in the consolidated balance sheets and consolidated statements of stockholders' equity as if they were retired.

Earnings Per Share
Earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the year, including common stock equivalents. Earnings per share for 1996, 1995 and 1994, respectively, were $1.25, $0.90 and $0.70. For purposes of computing earnings per share on a comparable basis, the weighted average shares outstanding for periods prior to the Spin-Off are assumed to be equal to the actual common and common equivalent shares outstanding on June 30, 1995.

Reclassifications
Certain amounts for prior years have been reclassified to conform with the presentation for 1996.

Other
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3--DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS
Prepayments and other consisted of the following (in thousands):

                                       1996         1995
                                    -------      -------
Prepayments                         $ 6,811      $ 1,557
Other current assets                    598          666
Supplies                                217          206
                                    -------      -------
                                    $ 7,626      $ 2,429
                                    -------      -------

Accrued expenses consisted of the following (in thousands):

                                       1996         1995
                                    -------      -------
Self-insurance reserves             $16,051      $ 8,934
Payroll and other
  compensation                        9,321        7,424
Taxes, other than income
  taxes                               4,217        3,658
Deposits and customer funds           2,906        4,794
Income taxes                              -        4,290
Other                                 4,866        7,271
                                    -------      -------
                                    $37,361      $36,371
                                    =======      =======
NOTE 4--LONG-TERM DEBT
Parent Debt Allocation
The Company's financial position, and its results of operations prior to June 30, 1995, reflects all indebtedness, together with related interest expense, specifically identified with Promus entities, as well as a pro rata portion of Parent's historical corporate debt balance, unamortized deferred finance charges and interest expense. Allocations of those amounts to Promus from Parent were based on the percentage of Parent's historical corporate debt that was expected to be retired using proceeds from Promus' $350 million bank credit facility (the Promus Facility). Parent's corporate interest expense, including amortization of deferred finance costs allocated to Promus before the Spin-Off, was $10.5 million (which represents interest through June 30, 1995).

Promus Facility
The Promus Facility consists of a $300 million revolving credit arrangement which matures on November 1, 2001 (the Five-Year Revolver) and a $50 million annually extendible revolving credit facility (the Extendible Revolver). The Extendible Revolver is convertible into a two-year term loan with equal amortizing payments over such two-year period. Interest on the drawn portion of the Promus Facility is, at the option of the Company, equal to either (i) the Base Rate, as defined, or (ii) LIBOR plus the applicable spread, which was approximately 6.8% (including the LIBOR spread, facility fees and the impact of interest rate swaps) on a weighted average basis for 1996. Both agreements incorporate a tiered scale that defines the applicable LIBOR spread and a facility fee based upon the more favorable of the Company's current debt rating or leverage ratio, as defined. Currently, LIBOR spread on the Five-Year Revolver and the Extendible Revolver is 0.225% and 0.245%, respectively, and the facility fee required on the total amount of the Five-Year Revolver and the Extendible Revolver is 0.10% and 0.08%, respectively. Both the Extendible Revolver and the Five-Year Revolver are unsecured. The Promus Facility contains provisions that restrict certain investments, limit the Company's ability to incur additional indebtedness and pay dividends, and require that certain performance ratios be maintained. As of December 31, 1996 and 1995, Promus was in compliance with all such covenants.
  The Five-Year Revolver also provides a sublimit for letters of credit of $20 million. At December 31, 1996, approximately $12.4 million in letters of credit were outstanding under this agreement. As of December 31, Promus' indebtedness consisted of the following (in thousands):

                                       1996      1995
                                   --------  --------
Amounts outstanding under
  the Promus Facility              $243,100  $228,600
Notes payable and other-
  unsecured, 13%, maturities
  to 1999                               564       776
Mortgages, 8.0%-8.75%,
  maturities to 2005                    243       271
Capital lease obligations,
  8.2%-13.4%, maturities to
  1999                                   63       110
                                   --------  --------
                                    243,970   229,757
Current portion of long-term
  debt                                 (288)     (278)
                                   --------  --------
                                   $243,682  $229,479
                                   ========  ========

Aggregate annual maturities of long-term debt subsequent to December 31, 1996 were: 1997, $288,000; 1998, $330,000; 1999, $92,000; 2000, $36,000; 2001,
$243,139,000, and $85,000 thereafter.

Interest Rate Agreements
As of December 31, 1996, Promus was a party to several interest rate swap agreements that help the Company manage the relative mix of its debt between fixed and variable rate instruments. These agreements effectively modify the interest characteristics of its outstanding debt without an exchange of the underlying principal amount. Pursuant to the agreements, Promus receives a variable interest rate tied to LIBOR in exchange for its payments at a fixed interest rate. The fixed rates to be paid by Promus are summarized in the following table:

                                                  Next Quarterly
Notional Amount       Swap Rate                    Variable Rate
(All Associated with       Paid  Effective Rate       Adjustment          Swap
Promus Facility)        (Fixed)  at December 31             Date      Maturity
------------------------------------------------------------------------------
$50.0 million             6.99%          7.315%       03/20/1997    03/20/2000
$12.5 million             6.92%          7.245%       03/17/1997    12/15/1998
$12.5 million             6.68%          7.005%       03/17/1997    12/15/1999
$12.5 million             6.74%          7.065%       01/22/1997    01/22/1999
$12.5 million             6.52%          6.845%       01/22/1997    01/24/2000

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

Fair Market Value
Because the terms of the Promus Facility provide that borrowings outstanding under those agreements bear interest at current market rates, management believes that the related liabilities reflected in the accompanying consolidated balance sheets as of December 31, 1996 and 1995, approximate fair market value. The fair market value of the Company's other material financial instruments as of December 31, 1996 and 1995, were as follows (in thousands):

                                       1996      1995
                                     ------    ------
Interest rate agreements
  (used for hedging
  purposes)
    Carrying value                   $   92    $   55
    Market value                      2,123     5,056

  The amount reflected as the "carrying value" of the interest rate agreements represents the accrual balance as of the date reported. The "market value" of the interest rate agreements represents the estimated amount, considering the prevailing interest rates, that Promus would pay to terminate the agreements as of the date reported.

32   Promus Hotel Corporation

NOTE 5--COMMITMENTS AND CONTINGENCIES
Contractual Commitments
Promus is liable under certain lease agreements pursuant to which it has assigned the direct obligation to third party interests. Additionally, Promus manages certain hotels for others under agreements that provide for payments or loans to the hotel owners if stipulated levels of financial performance are not maintained. The Company has also provided guarantees for certain loans related to joint venture investments. Management believes the likelihood is remote that material payments will be required under these agreements. Promus' estimated maximum exposure under such agreements is approximately
$38.1 million over the next 30 years.

FelCor Agreements
In May 1995, Promus entered into a Subscription Agreement with FelCor Suite Hotels, Inc. and FelCor Suites Limited Partnership (FelCor) whereby Promus purchased $25 million in FelCor limited partnership interests to help fund the partnership's acquisition of all-suite upscale hotels converted to the Embassy Suites brand. In September 1995, Promus entered into a second agreement with FelCor in connection with FelCor's agreement to acquire the Crown Sterling Suites hotel chain. FelCor has converted 16 of the Crown Sterling Suites hotels they acquired (over 4,000 suites) to the Embassy Suites brand. In consideration, Promus made a $50 million investment in FelCor common stock and has guaranteed repayment of up to $25 million of a third party loan advanced to FelCor. Hotels converted to the Embassy Suites brand under these agreements operate under 20-year license agreements, and 10-year management contracts have been awarded to Promus. Subject to some restrictions, the limited partnership interests may be converted to shares of FelCor common stock on a one-for-one basis and the common stock may be sold on the open market.

FelCor owns or had an interest in 40 Embassy Suites hotels as of December 31, 1996, which represents 4.9% and 9.3% of all Promus brand hotels and hotel rooms, respectively. Those 40 hotels contributed approximately 10.6% of total system revenues and 11.4% of the Company's franchise and management fee revenue for 1996. Subsequent to year end, FelCor acquired an ownership interest in an additional eight Embassy Suites hotels that are already managed by Promus.

Equity Inns and Winston Agreements
During 1996, Promus entered into strategic development alliances with Equity Inns, Inc. (Equity) and Winston Hotels, Inc. (Winston) whereby Promus will invest up to $15 million in the common stock of both Equity and Winston as they purchase existing or to be constructed Promus hotels from the Company. Promus will receive 20-year license agreements and 10-year management contracts for all hotels developed or purchased pursuant to these alliances. As of December 31, 1996, Promus had invested $7.1 million and $1.5 million in the common stock of Equity and Winston, respectively.

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

Employment and Severance Agreements
Promus has severance agreements with 15 senior officers of the Company that provide for a payment of 2.99 times the average annual cash compensation (salary and bonus) paid to each such executive for the five preceding calendar years, including such compensation paid during service with Parent, as well as accelerated payment of any compensation or awards payable to such executive under any Promus incentive compensation or stock option plan if the executive is terminated subsequent to a change in control of Promus, as defined. The maximum amount of compensation that would be payable under all agreements, if a change in control occurred and if such executives were terminated, as of December 31, 1996, would be approximately $24.4 million.

Self-Insurance Reserves
Promus self-insures various levels of general liability, workers' compensation and employee medical coverage. All self-insurance reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims. These estimates are based on historical information along with certain assumptions about future events. Changes in assumptions for such things as medical costs and legal expenses, as well as changes in actual experience, could cause these estimates to change significantly in the near term.

NOTE 6--INCOME TAXES
Income tax expense attributable to income before income taxes and extraordinary items consisted of the following (in thousands):

                                    1996       1995      1994
                                 -------    -------   -------
Current
  Federal                        $35,553    $22,252   $25,396
  State                            6,442      2,889     1,154
Deferred
  Federal                          3,068      3,004       248
  State                              101      3,674         -
                                 -------    -------   -------
                                 $45,164    $31,819   $26,798
                                 =======    =======   =======

  In addition to taxes provided for income before income taxes and extraordinary items, Promus provided $1.6 million for extraordinary items during 1995 and $9.7 million and $1.2 million for unrealized gains on marketable equity securities in 1996 and 1995, respectively. The differences between the statutory federal income tax rate and the effective tax rate expressed as a percentage of income before income taxes were as follows:

                                     1996    1995   1994
                                    -----   -----  -----
Statutory tax rate                  35.0%   35.0%  35.0%
  Increases in tax
    resulting from
     State taxes, net of
       federal tax benefit           3.8     5.6    1.8
     Other                           2.3     1.5    5.7
                                    -----   -----  -----
                                    41.1%   42.1%  42.5%
                                    =====   =====  =====

  Components of Promus' net deferred tax liability included in the consolidated balance sheets were as follows (in thousands):

                                       1996       1995
                                   --------   --------
Deferred tax assets
  Compensation                     $  5,250   $  4,581
  Deferred income                     4,300      4,760
  Bad debt reserve                      848        703
  Self-insurance reserves               418        562
  Other                                 601      1,565
                                   --------   --------
                                     11,417     12,171
                                   --------   --------
Deferred tax liabilities
  Investments in
    nonconsolidated
    affiliates                      (24,649)   (14,430)
  Property and equipment            (24,204)   (23,896)
  Franchise system fund
    prepayments                      (1,921)    (1,333)
  Basis difference in other
    assets                             (669)      (850)
                                   --------   --------
                                    (51,443)   (40,509)
                                   --------   --------
      Net deferred tax
        liability                  $(40,026)  $(28,338)
                                   ========   ========

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

NOTE 7--LEASES
Promus leases both real estate and equipment used in its operations through operating and capital leases. Leases which transfer substantially all benefits and risks incidental to ownership of the property are capitalized. In addition to minimum rentals, many leases provide for contingent rents based on percentages of revenue. The average remaining term for operating leases, which generally contain renewal options, extends approximately 11 years. The costs of leased assets are amortized over periods not in excess of the lease terms.
  Rental expense associated with operating leases included in the consolidated statements of income was as follows (in thousands):

                                    1996    1995    1994
                                  ------  ------  ------
Noncancelable rental
  expense
  Minimum                         $1,904  $3,828  $2,400
  Contingent                       1,987     852     740
Other                              1,011     863     790
                                  ------  ------  ------
                                  $4,902  $5,543  $3,930
                                  ======  ======  ======

  The future minimum rental commitments as of December 31, 1996, were as follows (in thousands):

                                   Noncancelable
                                 Operating Leases
                                 ----------------
          1997                        $ 1,523
          1998                          1,167
          1999                          1,010
          2000                          1,010
          2001                          1,010
          Thereafter                   12,050
                                      -------
                                      $17,770
                                      =======

Minimum rental commitments exclude contingent rentals, which may be paid under certain leases based on a percentage of revenues in excess of specified amounts.

NOTE 8--EMPLOYEE BENEFIT PLANS
Savings and Retirement Plan
Promus has a defined contribution savings and retirement plan (S&RP) in which participating employees may elect to make pre-tax and after-tax contributions of up to 16 percent of their eligible earnings, the first six percent of which Promus will match fully. Amounts contributed to the plan are invested in one or more investment funds, at the participant's option. Participants become vested in Promus' matching contributions over seven years of credited service, including any previous credited service under Parent's plan. In November 1996, Promus reduced the vesting period for the S&RP participants to two years. Promus recognized contribution expense related to the Promus S&RP of $1.1 million and $0.4 million in 1996 and 1995, respectively.

34   Promus Hotel Corporation

Restricted Stock
Promus has a restricted stock plan (RSP) under which executives and key employees may be awarded shares of Promus' common stock. Shares granted under the Promus RSP are restricted as to transfer, are subject to forfeiture prior to vesting and will generally vest evenly over periods from two to four years. The deferred compensation expense is amortized over the vesting period. This expense totaled $0.3 million and $0.5 million in 1996 and 1995, respectively.

Stock Option Plan
Under the Promus 1995 Stock Option Plan (SOP), the Company may grant options to its employees not to exceed 3,600,000 shares of common stock. The exercise price of each option equals the market price of Promus stock on the date of grant. Options generally vest over a four year period and have an expiration date ten years after grant. Promus applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for the SOP. Accordingly, no compensation cost has been recognized in the statements of income for this stock option plan.
  In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," Promus has estimated the fair value of each option grant using the Black-Scholes option-pricing model. Concurrent with the Spin-Off, options were issued by Promus to replace Parent's options being held by Promus management. These replacement options were issued with identical remaining terms and conditions as the Parent options. The following weighted average assumptions were used for the replacement options and additional grants in 1995 and 1996, respectively: expected volatility of 30 percent; risk-free interest rates of 5.9%, 6.2% and 6.0%; expected lives of 4.5, 5.3 and 5.0; and no dividends. Had compensation cost for the SOP awards been determined based on their fair value at the grant dates, Promus' net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except earnings per share):

                                       1996        1995
                                    -------     -------
Net income
  As reported                       $64,724     $46,579
  Pro forma                          60,108      42,425
Earnings per share
  As reported                         $1.25       $0.90
  Pro forma                            1.16        0.82

  A summary of stock option transactions since the Spin-Off is as follows:

                                Options Outstanding
                        ---------------------------   Common Stock
                        Weighted Average             Available for
                                   Price     Number          Grant
                        ----------------     ------   ------------
Replacement options--
  June 30, 1995                   $16.82  1,238,839      2,361,161
Granted                            24.47    711,150       (711,150)
Exercised                           4.12    (13,763)             -
Canceled                           24.14    (24,171)        24,171
                                  ------  ---------      ---------
Balance--December 31, 1995         19.66  1,912,055      1,674,182
Granted                            31.33    803,492       (803,492)
Exercised                          12.65    (30,223)             -
Canceled                           23.81   (107,985)       107,985
                                  ------  ---------      ---------
Balance--December 31, 1996        $23.21  2,577,339        978,675
                                  ======  =========      =========
Options exercisable at
  December 31,
    1995                          $ 6.59    262,660
    1996                           12.11    540,421

  The weighted average fair value of options granted based on the Black-Scholes option-pricing model for the replacement options granted in 1995, all other 1995 grants and all 1996 option grants were $12.28, $9.39 and $11.59, respectively. The following table summarizes information about options outstanding at December 31, 1996:

                                                          Options Outstanding               Options Exercisable
                           --------------------------------------------------   ---------------------------------
                                   Number                                               Number
                           Outstanding at  Weighted Average                     Exercisable at
                             December 31,         Remaining  Weighted Average     December 31,   Weighted Average
Range of Exercise Prices             1996  Contractual Life    Exercise Price             1996     Exercise Price
------------------------   --------------  ----------------  ----------------   --------------   ----------------
$ 2.41 to $ 6.76                  299,429               4.4            $ 4.85          254,691             $ 4.73
$ 9.62 to $19.45                  405,875               7.0             14.61          168,559              12.72
$21.87 to $25.63                  982,998               8.6             24.83           71,779              25.63
$27.19 to $32.13                  889,037               9.4             31.53           45,392              29.87
                                ---------              ----            ------          -------             ------
                                2,577,339               8.1            $23.21          540,421             $12.11
                                =========              ====            ======          =======             ======

Deferred Compensation Plans
Promus has deferred compensation plans under which certain employees may defer a portion of their compensation. Amounts deposited into these plans are unsecured and earn interest at rates approved by the Human Resources Committee of the Board of Directors. In connection with the administration of the executive deferred compensation plan, company owned life insurance policies insuring the lives of certain directors, officers and key employees have been purchased. As of December 31, 1996 and 1995, the total liability under these plans was $11.2 million and $8.4 million, and the related cash surrender value of life insurance policies was $12.1 million and $11.3 million, respectively.

Stock Incentive Plan
The Company established the Promus 1996 Non-Management Directors Stock Incentive Plan under which (i) directors will automatically receive each May 1, August 1, November 1 and February 1, in lieu of cash payments, shares of Promus common stock based upon one-half of the meeting and retainer fees earned and the fair market value of Promus common stock and (ii) may elect to receive the remaining one-half of compensation due in the form of a cash payment or as Promus common stock. Shares issued under the plan are restricted as to transfer for at least six months after the date of grant.

NOTE 9--STOCKHOLDERS' EQUITY
In addition to its common stock, the Company has the following classes of stock authorized but unissued:

Preferred stock, $100 par value, 150,000 shares authorized
Special stock--Series A, $1.125 par value, 5,000,000 shares authorized

One special right is attached to each outstanding share of common stock.
These rights entitle the holders to purchase, under certain conditions, units consisting of fractional shares of Special stock--Series A at a purchase price of $120 per unit, subject to adjustment. The rights also, under certain conditions, entitle the holders to purchase $240 worth of common stock for $120. These rights expire on May 1, 2005, unless Promus decides to redeem them earlier at $0.01 per right or upon the occurrence of certain other events.

NOTE 10--EXTRAORDINARY ITEMS
During 1995, two Embassy Suites hotels, in which the Company has a 50 percent interest, realized extraordinary gains related to the early payoff and forgiveness of a portion of their existing debt. Promus' share of these nonconsolidated affiliates' gains was $2.8 million, net of income tax expense of $1.6 million. There were no extraordinary items reported in 1996 or 1994.

NOTE 11--NONCONSOLIDATED AFFILIATES
Combined summarized balance sheet information and income statements of nonconsolidated affiliates which Promus accounted for using the equity method as of December 31, 1996 and 1995, and for the three fiscal years ended December 31, 1996, were as follows (in thousands):

                                    1996        1995       1994
                                --------    --------   --------
Combined Summarized
Balance Sheet Information
  Current assets                $ 31,236    $ 33,578
  Land, buildings and
    equipment, net               313,741     366,624
  Other assets                    24,276      18,435
                                --------    --------
    Total assets                 369,253     418,637
                                --------    --------
  Current portion of long-
    term debt                     25,540     187,339
  Other current
    liabilities                    9,906      13,059
  Long-term debt                 239,061      86,292
  Other liabilities                1,530       1,696
                                --------    --------
    Total liabilities            276,037     288,386
                                --------    --------
      Net assets                $ 93,216    $130,251
                                ========    ========

Combined Summarized Income
Statements
  Revenues                      $158,722    $157,748   $157,686
                                ========    ========   ========
  Operating income              $ 40,839    $ 35,161   $ 32,240
                                ========    ========   ========
  Net income                    $ 28,165    $ 16,438   $  5,221
                                ========    ========   ========

  Promus' share of its nonconsolidated affiliates' combined net income is reflected in the accompanying consolidated statements of income as follows (in thousands):

                                    1996      1995      1994
                                --------  --------  --------
Pre-interest operating
  income (included in
  revenues--other)              $ 23,059  $ 19,569  $ 18,077
                                ========  ========  ========

Interest expense (included
  in interest expense)          $(11,218) $(12,899) $(12,749)
                                ========  ========  ========

Extraordinary gain on
  forgiveness of debt
  (included in
  extraordinary items,
  net)                          $      -  $  4,454  $      -
                                ========  ========  ========

36   Promus Hotel Corporation

  The components of investments in and advances to nonconsolidated affiliates as of December 31 were as follows (in thousands):

                                       1996        1995
                                   --------     -------
At market                          $111,859     $33,016
At equity                            64,217      39,868
At cost                              10,690      17,622
                                   --------     -------
                                   $186,766     $90,506
                                   ========     =======



  Certain Promus joint venture investments have been reduced below zero due to Promus' intention to fund its share of operating losses in the future, if needed. The total amount of these negative investments included in deferred credits and other liabilities in the consolidated balance sheets was $3.8 million and $5.2 million at December 31, 1996 and 1995, respectively.

NOTE 12--SUPPLEMENTAL CASH FLOW INFORMATION
The increase (decrease) in cash and cash equivalents due to the changes in long-term and working capital accounts was as follows (in thousands):

                                    1996      1995     1994
                                 -------   -------  -------
Long-term accounts
  Deferred costs and other
    assets                       $  (649)  $(2,508) $(1,155)
  Deferred credits and
    other long-term
    liabilities                    5,475     4,597    6,792
                                 -------   -------  -------
      Net change in long-
        term accounts            $ 4,826   $ 2,089  $ 5,637
                                 =======   =======  =======

Working capital accounts
  Accrued expenses               $ 4,112   $ 9,725  $   744
  Accounts payable                 2,549     7,824   (4,410)
  Receivables                     (3,864)   (3,206)    (859)
  Prepayments and other           (5,324)     (348)    (397)
                                 -------   -------  -------
      Net change in
        working capital
        accounts                 $(2,527)  $13,995  $(4,922)
                                 =======   =======  =======

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

Supplemental Disclosure of Cash Paid for Interest and Taxes
The following table reconciles Promus' interest expense, net of interest capitalized, to cash paid for interest (in thousands):

                                    1996      1995      1994
                                --------  --------  --------
Interest expense, net of
  amount capitalized (Note 4)   $ 29,016  $ 31,138  $ 30,759
Adjustments to reconcile
  to cash paid for
  interest:
    Promus' share of
      interest expense of
      nonconsolidated
      affiliates (Note 11)       (11,218)  (12,899)  (12,749)
    Capitalized interest           1,614     1,428         -
    Net change in accruals           192    (1,117)        -
    Amortization of
      deferred finance
      charges                       (605)     (785)     (733)
    Net amortization of
      discounts and
      premiums                         -        (8)      (45)
    Other                           (154)     (246)     (143)
                                --------  --------  --------
Cash paid for interest          $ 18,845  $ 17,511  $ 17,089
                                ========  ========  ========

Cash paid for income taxes      $ 49,842  $ 15,075  $      -
                                ========  ========  ========

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

NOTE 13--SUMMARIZED FINANCIAL INFORMATION

  Promus Hotels, Inc. (PHI) is a wholly-owned subsidiary of Promus and the primary entity through which the operations of Promus are conducted. PHI is also Promus' principal asset. Summarized financial information for PHI, prepared on the same basis as Promus, as of and for the years ended December 31, is as follows (in thousands):

                                    1996      1995      1994
                                --------   -------    ------
ASSETS
Current assets                  $ 29,397  $ 23,246
Land, buildings and
  equipment, net                 320,413   325,647
Other assets                     269,626   169,961
                                --------  --------
                                 619,436   518,854
                                --------  --------
LIABILITIES
Current liabilities               50,561    54,851
Long-term debt                   243,682   229,479
Other liabilities                 81,621    68,112
                                --------  --------
                                 375,864   352,442
                                --------  --------
    Net assets                  $243,572  $166,412
                                ========  ========
Revenues                        $266,625  $236,513  $222,561
                                ========  ========  ========

Operating income                $129,496  $104,137  $ 92,388
                                ========  ========  ========

Net income                      $ 65,124  $ 46,895  $ 36,319
                                ========  ========  ========

NOTE 14--RELATIONSHIP BETWEEN PROMUS AND PARENT AFTER THE DISTRIBUTION
To govern certain ongoing relationships after the distribution, Promus and Parent entered into various agreements and adopted certain policies. Management believes the agreements are fair to both parties and contain terms comparable to those which would have been reached in arm's-length negotiations with unaffiliated parties (although comparisons are difficult with respect to certain agreements that relate to the specific circumstances of this transaction).

38   Promus Hotel Corporation

QUARTERLY RESULTS OF OPERATIONS
(Unaudited)


(In thousands, except per
  share amounts)              First Quarter      Second Quarter       Third Quarter      Fourth Quarter         Fiscal Year
                             --------------      --------------       -------------      --------------         -----------
1996
  Revenues                          $62,162             $69,393             $72,784             $62,286            $266,625
  Operating income                   27,230              36,051              37,982              27,578             128,841
  Net income                         12,749              18,136              19,692              14,147              64,724
  Earnings per share (a)               0.25                0.35                0.38                0.27                1.25
  Weighted average shares
    outstanding                      51,577              51,685              51,712              51,779              51,690

1995
  Revenues                          $56,487             $61,524             $61,653             $56,849            $236,513
  Operating income                   24,645              27,725              31,380              19,840             103,590
  Net income                          9,604              11,626              15,761               9,588              46,579
  Pro forma earnings per
    share (a)(b)                       0.19                0.23                0.31                0.19                0.90
  Weighted average shares
    outstanding (b)                  51,573              51,573              51,570              51,579              51,569

(a) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average common and common equivalent shares outstanding.

(b) For purposes of computing pro forma earnings per share on a comparable basis, the weighted average shares outstanding for periods prior to the Spin-Off are assumed to be equal to the actual common and common equivalent shares outstanding on June 30, 1995.


SELECTED FINANCIAL DATA

(In thousands)                         1996        1995       1994           1993         1992
                                  ---------   ---------    -------      ---------     --------
Operating results
  Revenues                         $266,625   $236,513     $222,561     $214,565      $206,513
  Operating income before
    property transactions           123,874    101,648       91,762       64,758        49,610
  Operating income                  128,841    103,590       92,388       66,103        43,897
  Income before income taxes
    and extraordinary items         109,888     75,579       63,117       30,795         3,242
  Net income                         64,724     46,579       36,319       16,926         6,361
Total assets                        631,965    519,809      413,308      438,016       506,111
Long-term debt (a)                  243,682    229,479      188,725      172,326       216,386

(a) Includes debt allocated to Promus Hotel Corporation by its Parent for periods prior to the Spin-Off.

INVESTOR INFORMATION

Stock Listings
Promus Hotel Corporation common stock trades on the New York Stock Exchange under the ticker symbol PRH. The stock is also listed on the Chicago, Philadelphia, and Pacific regional stock exchanges.

Annual Meeting Date
Promus Hotel Corporation will conduct its 1997 Annual Meeting of stockholders on April 23, 1997, 11 a.m. (CDT) at the Embassy Hall,
Embassy Suites Hotel,
1022 South Shady Grove Road,
Memphis, Tennessee.

Shareholder Account Assistance
For address changes, account consolidation, registration changes, lost stock certificates, and other shareholder services, contact:
Continental Stock Transfer & Trust Company,
2 Broadway, New York, NY 10004,
or call 800-509-5586.

Investor Relations
Financial community information requests should be directed to:
Gregg A. Swearingen,
Director, Investor Relations,
755 Crossover Lane,
Memphis, TN 38117,
or call (901) 374-5468,
or fax (901) 374-5464.

Form 10-K
A shareholder may receive without charge a copy of the Form 10-K Annual Report filed with the Securities and Exchange Commission by writing to Investor Relations or by calling (901) 374-5468.

Corporate Communications
All media inquiries or requests for copies of this report should be directed to:
John C. Hawkins,
Director, Corporate Communications,
755 Crossover Lane,
Memphis, TN 38117
or call (901) 374-5529.

Corporate Headquarters
755 Crossover Lane
Memphis, TN 38117
(901)-374-5000

Auditors
Arthur Andersen LLP
165 Madison Avenue
Memphis, TN 38103

Reservation Information
Guests wishing to make reservations at our properties may do so by calling the following toll-free numbers:

Embassy Suites Hotels
1-800-EMBASSY
Hampton Inn Hotels
1-800-HAMPTON
Hampton Inn & Suites Hotels
1-800-HAMPTON
Homewood Suites Hotels
1-800-CALL HOME
Embassy Vacation Resort Properties
1-800-EMBASSY

Internet Communications
A company overview, financial highlights, statistical data, operating philosophy, and reservations information can be found on the World Wide Web at http://www.promus-hotel.com.

Trademarks
The following trademarks are used in this report to identify products and services of Promus Hotel Corporation, its subsidiaries, and affiliates:
Promus,-Registered Trademark- Embassy Suites,-Registered Trademark- Embassy Vacation Resort,-Registered Trademark- Hampton Inn,-Registered Trademark-Hampton Inn & Suites,-Registered Trademark- Hampton Vacation Resort,-Registered Trademark- Homewood Suites,-Registered Trademark- and 1-800-CALL HOME.-Registered Trademark-

DIRECTORS AND OFFICERS
Board of Directors

Michael D. Rose(2)
Chairman of the Board
Promus Hotel Corporation
Memphis, Tennessee
Director since April 1995

U. Bertram Ellis, Jr.(1),(4)
Chairman, Chief Executive
Officer & Director
IXL Holdings, Inc.
Atlanta, Georgia
Director since June 1995

Debra J. Fields(1)
Co-Chairman
Mrs. Fields, Inc.
Salt Lake City, Utah
Director since June 1995

Christopher W. Hart(1)
President, Spire Group, Inc.
Brookline, Massachusetts
Director since June 1995

C. Warren Neel(2),(3),(4)
Dean, College of Business Administration
University of Tennessee
Knoxville, Tennessee
Director since June 1995

Ben C. Peternell(2),(3),(4)
Senior Vice President
Human Resources & Communications
Harrah s Entertainment, Inc.
Memphis, Tennessee
Director since April 1995

Michael I. Roth(1)
Chairman of the Board &
Chief Executive Officer
Mutual of New York
New York, New York
Director since June 1995

Raymond E. Schultz(2)
President &
Chief Executive Officer
Promus Hotel Corporation
Memphis, Tennessee
Director since April 1995

Jay Stein(3),(4)
Chairman of the Board &
Chief Executive Officer
Stein Mart, Inc.
Jacksonville, Florida
Director since June 1995

David C. Sullivan
Executive Vice President &
Chief Operating Officer
Promus Hotel Corporation
Memphis, Tennessee
Director since April 1995


Ronald Terry(2),(3),(4)
Former Chairman of the Board
First Tennessee National Corporation
Memphis, Tennessee
Director since June 1995

(1) Audit Committee
(2) Executive Committee
(3) Human Resources Committee
(4) Strategic Planning Committee


Corporate Executive Officers

Michael D. Rose
Chairman of the Board

Raymond E. Schultz
President & Chief Executive Officer

David C. Sullivan
Executive Vice President &
Chief Operating Officer

Donald H. Dempsey
Senior Vice President &
Chief Financial Officer

Thomas L. Keltner
Senior Vice President, Development

Ralph B. Lake
Senior Vice President,
General Counsel & Secretary

Mark C. Wells
Senior Vice President,
Franchise Services

Other Corporate Officers

Darryl J. Arbor
Vice President, Internal Audit

Donald A. Balash
Vice President, Corporate Tax

Carol G. Champion
Vice President & Treasurer

Vincent C. Ciaramitaro
Vice President,
Financial Services

Patricia R. Ferguson
Vice President,
Human Resources

M. Ronald Halpern
Vice President &
Deputy General Counsel

James T. Harvey
Vice President,
Information Technology

Jeffery M. Jarvis
Vice President & Corporate Controller

Division Officers

Edwin F. Ansbro
Vice President, Development-West/Mexico/Latin America

Lorna E. Brown-Ray
Vice President,
Training & Communications

Robert S. Davis
Vice President,
Embassy Vacation Resort


Philip K. Cordell
Vice President,
Hotel Performance Services

H. Nadine Greenwood
Assistant Secretary

Kevin W. Kern
Assistant Secretary

Donald M. Kolodz
Vice President, Reservations

Robert A. Lulloff
Vice President,
Design & Construction

R. Bryan Mulroy
Vice President, Hotels Controller

Else W. O'Malley
Vice President,
Development-Parent Company

Stevan D. Porter
Vice President,
Operations-Embassy Suites

Thomas P. Powell
Vice President,
Development-East/Caribbean

Frederick G. Schultz
Vice President, Operations-
Hampton Inn/Homewood Suites

M. Davis Smith
Vice President,
Development-Central

Jules S. Sowder
Vice President, Marketing